Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

AECOM TECHNOLOGY CORPORATION,

ACM MOUNTAIN I, LLC,

ACM MOUNTAIN II, LLC

and

URS CORPORATION

Dated as of July 11, 2014

i

(Continued)

(Continued)

(Continued)

Exhibit A	Form of Certificate of Formation of the Ultimate Surviving Entity
Exhibit B	Form of Limited Liability Company Agreement of the Ultimate Surviving Entity

INDEX OF DEFINED TERMS

Definition	Location
409A Authorities	3.12(e)
Action	3.10
Affiliate	8.3(a)
Agreement	Preamble
Alternative Financing	5.15(a)
Antitrust Laws	5.6(a)
BofA Merrill Lynch	4.19
Book-Entry Shares	2.6(b)
Business Day	8.3(b)
Canada Competition Act	3.5(b)
Canada Competition Act Clearance	8.3(d)
Cash Award Component	2.4(f)
Cash Award Conversion Number	2.9(b)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Cash Award Election	2.9(a)(ii)
Cash Component	2.1(a)(iv)(A)
Cash Consideration	2.1(a)(ii)
Cash Conversion Number	2.2(a)
Cash Election	2.3(a)
Cash Election Award Shares	2.9(a)(ii)
Cash Election Shares	2.1(a)(ii)
Certificate of Merger	1.3(a)
Certificates	2.6(b)
Citi	3.29
Closing	1.2
Closing Date	1.2
Code	8.3(c)
Commitment Letter	4.22
Company	Preamble
Company Acquisition Proposal	5.2(i)(i)
Company Adverse Recommendation Change	5.2(c)(i)
Company Alternative Acquisition Agreement	5.2(c)(ii)
Company Board	Recitals
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Common Stock	2.1(a)
Company Deferred Stock	2.4(d)
Company Disclosure Letter	Article III
Company Equity Plans	2.4(a)
Company Financial Advisor Opinions	3.30
Company Intellectual Property	3.19
Company Intervening Event	5.2(i)(iii)
Company Leased Real Property	3.14(h)(ii)
Company Material Contract	3.16(a)
Company Owned Real Property	3.14(h)(i)
Company Participant	3.12(f)
Company PBRSU	2.4(b)
Company Plans	3.12(a)
Company Principal Customers	3.25
Company Restricted Stock	2.4(a)
Company SEC Documents	3.6(a)
Company Stockholder Approval	3.4(a)
Company Stockholders Meeting	5.4(a)
Company Superior Proposal	5.2(i)(ii)
Company TBRSU	2.4(a)
Confidentiality Agreement	5.5(a)

v

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Continuation Period	5.17(a)
Continuing Employee	5.17(a)
Contract	3.5(a)
control	8.3(e)
Current Company Leased Real Property	3.18(a)
Current Company Owned Real Property	3.18(a)
DBOP	3.29
Debt Financing	4.22
Debt Financing Commitments	4.22
Debt Financing Sources	8.3(f)
Delaware Secretary of State	1.3(a)
DGCL	Recitals
Dissenting Shares	2.8
DLLCA	Recitals
Effective Time	1.3(a)
Election	2.3(a)
Election Award Merger Consideration	2.9(a)
Election Award Procedures	2.9(a)
Election Award Shares	8.3(g)
Election Deadline	2.3(c)
Election Form	2.3(a)
Election Form Record Date	2.3(a)
Environment	3.14(h)(iii)
Environmental Claim	3.14(h)(iv)
Environmental Law	3.14(h)(v)
Environmental Permits	3.14(a)
ERISA	3.12(a)
ESPP	2.4(h)
Exchange Act	3.5(b)
Exchange Agent	2.6(a)
Exchange Agent Agreement	2.6(a)
Exchange Fund	2.6(a)
Exchange Ratio	2.1(a)(iv)(B)
Excluded Shares	2.1(b)
Existing Company Credit Facilities	8.3(h)
Existing Company Notes	8.3(i)
Expense Reimbursement	7.3(d)
FCPA	3.23(a)
Fee Letter	4.22
Financing Failure Fee	7.3(c)
First Supplemental Indenture	8.3(j)
Form S-4	5.4(a)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
GAAP	3.6(b)
Government Bid	8.3(k)
Government Contract	8.3(l)
Governmental Entity	3.5(b)
Hazardous Materials	3.14(h)(vi)
HSR Act	3.5(b)
Indebtedness	8.3(m)
Indemnified Parties	5.9(a)
Indentures	8.3(n)
Ireland Competition Act	3.5(b)
IRS	3.12(b)
Joint Proxy Statement	5.4(a)
Joint Venture	3.3
Knowledge	8.3(o)
Law	3.5(a)
Liens	3.2(a)
Marketing Period	5.15(a)
Material Adverse Effect	3.1(a)
Maximum Premium	5.9(c)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
Merger Sub I	Preamble
Mergers	Recitals
Multiemployer Plans	3.12(a)
no-action letter	8.3(d)
Non-Election Award Shares	2.9(a)(iii)
Non-Election Shares	2.1(a)(iii)
Nonqualified Deferred Compensation Plan	3.12(e)
NRC	5.6(a)
NYSE	2.1(a)(iv)(D)
OFAC	3.23(c)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Acquisition Proposal	5.3(h)(i)
Parent Adverse Recommendation Change	5.3(c)(i)
Parent Alternative Acquisition Agreement	5.3(c)(ii)
Parent Award	2.4(a)
Parent Board	Recitals
Parent Board Recommendation	4.4(b)
Parent Class B Preferred Stock	4.2
Parent Class E Preferred Stock	4.2

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Parent Closing Price	2.1(a)(iv)(D)
Parent Common Stock	Recitals
Parent Convertible Preferred Stock	4.2
Parent Disclosure Letter	Article IV
Parent Equity Plans	4.2
Parent Intervening Event	5.3(h)(iii)
Parent Material Contract	4.14
Parent Options	4.2
Parent Organizational Documents	4.1(b)
Parent Participant	4.12(c)
Parent Parties	8.3(p)
Parent PEP RSUs	4.2
Parent Plans	4.12(a)
Parent Preferred Stock	4.2
Parent RSUs	4.2
Parent SEC Documents	4.6(a)
Parent Stock Issuance	Recitals
Parent Stockholder Approval	4.4(a)
Parent Stockholders Meeting	5.4(a)
Parent Superior Proposal	5.3(h)(ii)
PB Restricted Stock	2.4(b)
PBGC	3.12(c)(iv)
Per Share Amount	2.1(a)(iv)(C)
Permits	3.11
Permitted Encumbrances	3.18(a)
Permitted Liens	8.3(q)
Person	8.3(r)
Release	3.14(h)(vii)
Representatives	5.2(a)
Repurchase	5.15(c)
Required Information	5.15(b)(iii)
Restricted Parties	3.23(a)
Sarbanes-Oxley Act	3.6(a)
SEC	3.6(a)
Second Certificate of Merger	1.3(b)
Second Effective Time	1.3(b)
Second Merger	Recitals
Second Supplemental Indenture	8.3(s)
Securities Act	3.5(b)
Share Ratio	2.1(a)(iv)(E)
Shortfall Award Number	2.9(c)(ii)
Shortfall Number	2.2(b)(ii)

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Significant Joint Venture	8.3(t)
Significant Subsidiary	8.3(u)
Solvent	4.23
Stock Award Election	2.9(a)(i)
Stock Award Election Shares	2.9(a)(i)
Stock Consideration	2.1(a)(i)
Stock Election	2.3(a)
Stock Election Shares	2.1(a)(i)
Subsidiary	8.3(v)
Surviving Corporation	1.1
Takeover Laws	3.20
Tax	8.3(w)
Tax Return	8.3(x)
TB Restricted Stock	2.4(a)
Termination Date	7.1(b)(i)
Termination Fee	7.3(b)
Total Cash Election Award Number	2.9(c)(i)
Total Cash Election Number	2.2(b)(i)
Ultimate Surviving Entity	1.1
Vesting PBRSU	2.4(b)
Vesting Restricted Stock	2.4(b)
Vesting TB Restricted Stock	2.4(e)
Vesting TBRSU	2.4(c)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 11, 2014, by and among AECOM Technology Corporation, a Delaware corporation (“Parent”), ACM Mountain I, LLC, a Delaware limited liability company and a direct wholly-owned Subsidiary of Parent (“Merger Sub”), ACM Mountain II, LLC, a Delaware limited liability company and a direct wholly-owned Subsidiary of Parent (“Merger Sub I”), and URS Corporation, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger, on the terms and subject to the conditions set forth herein (the “Merger”);

WHEREAS, the respective Boards of Directors of Parent and the Company have each unanimously approved this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and determined that the Merger is advisable and in the best interests of their respective companies and stockholders;

WHEREAS, Parent, as the sole member of each of Merger Sub and Merger Sub I, has unanimously approved this Agreement and the transactions contemplated hereby, including the Mergers, in accordance with the Limited Liability Company Act of the State of Delaware (the “DLLCA”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously resolved and agreed to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously resolved and agreed to recommend that Parent’s stockholders approve the issuance of shares of Parent common stock, par value $0.01 per share (the “Parent Common Stock”), in connection with the Merger (the “Parent Stock Issuance”);

WHEREAS, immediately following the Merger and as part of a single integrated transaction, Parent shall cause the Surviving Corporation to be merged with and into Merger Sub I, with Merger Sub I surviving that merger (the “Second Merger” and together with the Merger, the “Mergers”);

WHEREAS, for United States federal income tax purposes, the parties intend that the Mergers, taken together, shall be treated as a single integrated transaction and qualify as a “reorganization” within the meaning of Section 368(a) of the Code (as defined below) and the parties intend, by executing this Agreement, to adopt a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g); and

WHEREAS, Parent, Merger Sub, Merger Sub I and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein;

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub, Merger Sub I and the Company hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, (a) at the Effective Time, Merger Sub shall be merged with and into the Company, pursuant to which (i) the separate corporate existence of Merger Sub shall cease, (ii) the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a direct wholly-owned Subsidiary of Parent and (iii) all of the properties, rights, privileges, powers and franchises of the Company will vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of the Company will become the debts, liabilities, obligations and duties of the Surviving Corporation and (b) at the Second Effective Time and as part of a single integrated transaction with the Merger, the Surviving Corporation shall be merged with and into Merger Sub I pursuant to which (i) the separate corporate existence of the Surviving Corporation shall cease, (ii) Merger Sub I shall continue as the surviving company in the Second Merger (the “Ultimate Surviving Entity”) and as a direct wholly-owned Subsidiary of Parent and (iii) all of the properties, rights, privileges, powers and franchises of the Surviving Corporation will vest in the Ultimate Surviving Entity, and all of the debts, liabilities, obligations and duties of the Surviving Corporation will become the debts, liabilities, obligations and duties of the Ultimate Surviving Entity. There shall be no conditions to the Second Merger, other than the consummation of the Merger. Parent, Merger Sub and Merger Sub I agree that Merger Sub and Merger Sub I shall each be treated as an entity disregarded from Parent for federal and applicable state and income tax purposes.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., pacific time, on the later of (a) the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) and (b) the earlier of (i) any Business Day during the Marketing Period as may be specified by Parent on no less than two (2) Business Days’ notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing and, if applicable, the issuance of the New Notes (as defined in the Commitment Letter)) and (ii) two (2) Business Days after the final day of the Marketing Period, unless another date, time or place is agreed to in writing by Parent and the Company, at the offices of Gibson, Dunn & Crutcher LLP, 2029 Century Park East, 40th Floor, Los Angeles, CA 90067; provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VI, this Agreement may be terminated pursuant to and in accordance with Section 7.1 such that the parties shall not be required to effect the Closing, regardless of whether the final day of the Marketing Period shall have occurred prior to such termination. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time.

(a) Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and the DLLCA, and, as soon as practicable on or after the Closing Date, shall make all other filings required under applicable Law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

(b) Immediately after the Effective Time and as part of a single integrated transaction with the Merger, Parent shall cause the Second Merger to be consummated by filing a certificate of merger (the “Second Certificate of Merger”) with the Delaware Secretary of State, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and the DLLCA, and, as soon as practicable on or after the Closing Date, shall make all other filings required under applicable Law in connection with the Second Merger. The Second Merger shall become effective at such time as the Second Certificate of Merger is duly filed with the Delaware Secretary of State or at such other date or time as the parties shall agree in writing and shall specify in the Certificate of Merger (the time the Second Merger becomes effective being the “Second Effective Time”).

Section 1.4 Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and DLLCA.

Section 1.5 Organizational Documents.

(a) At the Effective Time, the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

(c) At the Second Effective Time, and without any further action on the part of the Surviving Corporation and the Ultimate Surviving Entity, the Certificate of Formation of Merger Sub I shall be amended so that it reads in its entirety in the form set forth in Exhibit A hereto, and, as so amended, such certificate of formation shall be the certificate of formation of the Ultimate Surviving Entity until thereafter amended in accordance with its terms and as provided by applicable Law.

(d) At the Second Effective Time and without any further action on the part of the Surviving Corporation and the Ultimate Surviving Entity, the Limited Liability Company Agreement of Merger Sub I shall be amended so that it reads in its entirety in the form set forth in Exhibit B hereto, and, as so amended, such Limited Liability Company Agreement shall be the Limited Liability Company Agreement of the Ultimate Surviving Entity until thereafter amended in accordance with its terms and as provided by applicable Law.

Section 1.6 Directors.

(a) The directors of the Surviving Corporation shall be Troy Rudd, Ron Osborn and David Gan until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(b) The directors of the Surviving Corporation shall resign effective as of the Second Effective Time and thereafter the Ultimate Surviving Entity shall be managed by and under the direction of Parent as its sole member.

Section 1.7 Officers.

(a) The officers of the Surviving Corporation shall be Troy Rudd (President), Ron Osborn (Treasurer), and David Gan (Secretary) until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(b) The officers of the Surviving Corporation shall resign effective as of the Second Effective Time. The Ultimate Surviving Entity shall have no officers until such time as Parent, as the sole member, of the Ultimate Surviving Entity, duly elects and appoints officers of the Ultimate Surviving Entity.

Section 1.8 Subsequent Actions. If, at any time after the Effective Time or the Second Effective Time, the Surviving Corporation or the Ultimate Surviving Entity shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation or Ultimate Surviving Entity its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Merger Sub acquired or to be acquired by the Surviving Corporation or of the Surviving Corporation acquired or to be acquired by the Ultimate Surviving Entity as a result of or in connection with the Mergers or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation and Parent, as the sole member of the Ultimate Surviving Entity, as the case may be, shall be authorized to execute and deliver, in the name of and on behalf of either the Company, Merger Sub, the Surviving Corporation or Merger Sub I all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or the Ultimate Surviving Entity or otherwise to carry out this Agreement.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OR EQUITY INTERESTS OF THE

CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Capital Stock in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock or equity interests of the Company, Parent or Merger Sub:

(a) Subject to the other provisions of this Article II, each share of common stock, par value $.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (i) Excluded Shares, (ii) Election Award Shares, and (iii) Dissenting Shares) shall thereupon be converted into the right, at the election of such share’s holder pursuant to the procedures set forth in Section 2.3, to receive any of the following forms of consideration (the “Merger Consideration”):

(i) for each share of Company Common Stock with respect to which a Stock Election (as defined herein) has been validly made and not revoked pursuant to Section 2.3 (collectively, the “Stock Election Shares”), the right to receive from Parent the number of shares of validly issued, fully paid and nonassessable Parent Common Stock as is equal to the Exchange Ratio (collectively, the “Stock Consideration”);

(ii) for each share of Company Common Stock with respect to which a Cash Election (as defined herein) has been validly made and not revoked pursuant to Section 2.3 (collectively, the “Cash Election Shares”), the right to receive in cash from Parent an amount equal to the Per Share Amount (collectively, the “Cash Consideration”); and

(iii) for each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been validly made and not revoked pursuant to Section 2.3 (collectively, the “Non-Election Shares”), the right to receive from Parent such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 2.2.

(iv) Definitions.

(A) “Cash Component” shall mean $2,257,950,321.

(B) “Exchange Ratio” shall mean the quotient, rounded to the nearest one ten thousandth, of (a) the Per Share Amount divided by (b) the Parent Closing Price.

(C) “Per Share Amount” shall mean the sum, rounded to the nearest one-tenth of a cent, of (A) $33.00 plus (B) the product, rounded to the nearest one tenth of a cent, of the Share Ratio times the Parent Closing Price.

(D) “Parent Closing Price” shall mean the average, rounded to the nearest one tenth of a cent, of the closing sales prices of shares of Parent Common Stock on the New York Stock Exchange (“NYSE”) as reported by The Wall Street Journal for the five (5) trading days immediately preceding the date on which the Effective Time occurs.

(E) “Share Ratio” shall mean 0.734, based on the closing sales price of shares of Parent Common Stock on the NYSE on the last Business Day before the effective date of this Agreement, so that the aggregate stock consideration, valued using such closing sales price, is at least equal to 41% of the total aggregate mix of cash and stock consideration.

As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration to be issued or paid in accordance with Section 2.6, without interest, and, if applicable, any dividends or other distributions payable pursuant to Section 2.6(d) and cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.6(f); provided, that, notwithstanding anything to the contrary in this paragraph, Election Award Shares shall be treated as provided in the applicable subsection of Section 2.4.

(b) Each share of Company Common Stock (i) held in the treasury of the Company or (ii) owned, directly or indirectly, by Parent, Merger Sub or any of their respective Subsidiaries (the shares of Company Common Stock in clauses (i) and (ii) collectively, the “Excluded Shares”) immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each of the membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) The Share Ratio, and any similarly dependent item, as the case may be, shall be equitably adjusted, without duplication, proportionately to reflect the effect of any stock split, reverse stock split, subdivision, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock (including for this purpose any securities convertible into, or exerciable for, Company Common Stock) or Parent Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time to proportionately reflect such change; provided, that nothing in this Section 2.1(d) shall be construed to permit any party hereto to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(e) Notwithstanding any provisions of this Agreement to the contrary, the ratio of (x) the Cash Component to (y) the sum of (A) the Cash Component and (B) the product of (i) the aggregate number of shares of Parent Common Stock to be issued in the Merger to holders of Company Common Stock (excluding Election Award Shares) and (ii) the closing sales price of Parent Common Stock on the NYSE the last Business Day before the date of this Agreement shall under no circumstances exceed 59%. This provision together with the methodologies described above for determining the Cash Component and the aggregate number of shares of Parent Common Stock to be issued in the Merger are intended to satisfy the requirements of Section 1.368-1(e)(2) of the Treasury Regulations.

(f) For the avoidance of doubt, the aggregate consideration to be paid by Parent in respect of the Merger Consideration to holders of Company Common Stock (excluding Election Award Shares) shall be equal to the Cash Component (assuming all Dissenting Shares receive cash equal to the Per Share Amount) and 50,222,289 shares of Parent Common Stock (assuming 68,422,737 shares of Company Common Stock (excluding Election Award Shares) are outstanding immediately prior to the Closing and subject to increase or decrease in the event such number is increased or decreased, in each case as provided by this Article II).

Section 2.2 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock (excluding any Election Award Shares) to be converted into Cash Consideration pursuant to Section 2.1(a)(iii) (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Cash Conversion Number”) shall be equal to the quotient obtained by dividing (i) the Cash Component by (y) the Per Share Amount. All other shares of Company Common Stock (other than Excluded Shares, any Election Award Shares and Dissenting Shares) shall be converted into Stock Consideration.

(b) Within three (3) Business Days after the Effective Time, Parent shall cause the Exchange Agent (as defined herein) to effect the allocation among the holders of shares of Company Common Stock (excluding Election Award Shares) of the rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) if the aggregate number of shares of Company Common Stock (excluding Election Award Shares) with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Total Cash Election Number”) exceeds the Cash Conversion Number, then (A) all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and (B) Cash Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.2(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) if the Total Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Total Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration, and the Stock Election Shares and Non-Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (1) the number of Non-Election Shares held by such holder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.2(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then (1) all Non-Election Shares shall convert into the right to receive the Cash Consideration and (2) all Stock Election Shares shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (A) the number of Stock Election Shares held by such holder by (B) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.2(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

Section 2.3 Election Procedures.

(a) Election. Each Person who is a record holder of shares of Company Common Stock (excluding Election Award Shares) on the Election Form Record Date (as defined herein) shall have the right to submit an Election Form specifying (an “Election”) the number of shares of Company Common Stock, if any, held by such Person that such Person desires to have converted into the right to receive Parent Common Stock (a “Stock Election”) and the number of such shares that the holder desires to have converted into the right to receive the Per Share Amount in cash (a “Cash Election”). Holders of record of Company Common Stock who hold such Company Common Stock as nominees, trustees or in other representative capacities may submit a separate Election Form on or before the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Company Common Stock. Parent shall prepare and direct the Exchange Agent to mail a form of election, which form shall be subject to the reasonable approval of the Company (the “Election Form”), with the Joint Proxy Statement to the record holders of Company Common Stock and Company Restricted Stock as of the record date for the Company Stockholders Meeting (the “Election Form Record Date”), which Election Form shall be used by each record holder of shares of Company Common Stock who wishes to make an Election.

(b) New Holders. Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders or beneficial owners of Company Common Stock before the Election Deadline, and the Company shall use reasonable best efforts provide the Exchange Agent with all information reasonably necessary for it to perform its duties as specified herein.

(c) Revocations; Exchange Agent. An Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., Eastern time, on a date prior to the Effective Time to be mutually agreed to by the Company and Parent (the “Election Deadline”), an Election Form properly completed and signed and accompanied by Certificates (unless such shares of Company Common Stock are Book-Entry Shares, in which case the holders shall follow the instructions set forth in the Election Form) of Company Common Stock to which such Election Form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or an appropriate affidavit attesting to the loss, theft, misplacement or destruction, as applicable of such Certificate(s) and a bond of indemnity, in each case in form reasonably acceptable to the Exchange Agent and Parent or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form; provided that such Certificates are in fact delivered to the Exchange Agent within five (5) Business Days after the date of execution of such guarantee of delivery). Any stockholder may (i) change his Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed revised Election Form or (ii) revoke his Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by the Company and Parent that the Merger has been abandoned and that this Agreement has been terminated. If an Election Form is revoked, the Certificate(s) (or guarantees of delivery, as appropriate), if any, for the shares of Company Common Stock to which such Election Form relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.

(d) Determination of Exchange Agent Binding. Subject to the provisions of the Exchange Agent Agreement, the determination of the Exchange Agent shall be binding as to whether an Election shall have been properly made or revoked pursuant to this Section 2.3 with respect to shares of Company Common Stock and when Elections and revocations were received by it. Subject to the provisions of the Exchange Agent Agreement, if the Exchange Agent determines that any Election was not properly made with respect to any shares of Company Common Stock, such shares of Company Common Stock shall be treated by the Exchange Agent as Non-Election Shares. Subject to the provisions of the Exchange Agent Agreement, the Exchange Agent also shall make all computations as to the allocation and the proration contemplated by Section 2.2, and any such computation shall be conclusive and binding on Parent and the holders of shares of Company Common Stock.

Section 2.4 Treatment of Equity-Based Awards.

(a) At the Effective Time, each restricted stock unit award with respect to shares of Company Common Stock that vests based solely on the continued service of the holder of such award (each, a “Company TBRSU”) and each share of Company Common Stock subject to restrictions on transfer and/or forfeiture (“Company Restricted Stock”) that vests based solely on the continued service of the holder of such award (“TB Restricted Stock”), in each case, granted under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company in effect as of the date hereof (the “Company Equity Plans”) that is not vested as of the Effective Time and does not vest in accordance with its terms (as set forth in an applicable award agreement or employment agreement) as a result of the transactions contemplated by this Agreement, and that is outstanding immediately prior to the Effective Time, shall cease to represent Company Common Stock or a right to receive shares of Company Common Stock and shall be converted, at the Effective Time, into an award with respect to shares of Parent Common Stock (a “Parent Award”), on the same terms and conditions (including any vesting or forfeiture provisions or repurchase rights) as were applicable under such TB Restricted Stock or Company TBRSU as of immediately prior to the Effective Time, with the number of shares of Parent Common Stock subject to each such Parent Award to be equal to the number of shares of TB Restricted Stock or the number of shares of Company Common Stock subject to each Company TBRSU immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share), with any corresponding accrued but unpaid dividends with respect to any share of TB Restricted Stock and dividend equivalents with respect to any Company TBRSU to be assumed, remain outstanding and continue to represent an obligation with respect to the applicable Parent Award.

(b) Immediately prior to the Effective Time, each restricted stock unit award with respect to shares of Company Common Stock that is subject, in whole or in part, to performance-based vesting (each, a “Company PBRSU”) and each share of Company Restricted Stock that is subject, in whole or in part, to performance-based vesting (“PB Restricted Stock”), in each case, granted under any Company Equity Plans, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall become fully vested (with any performance-based vesting conditions deemed earned at the target performance level) by virtue of this Agreement and without any action on the part of the holder thereof; provided, however, that, notwithstanding the foregoing, any outstanding Company PBRSU granted in March 2013 with a two-year performance period ending January 2, 2015 (including, for the avoidance of doubt, all such Company PBRSUs that would otherwise vest in accordance with their terms (as set forth in an applicable award agreement or employment agreement) as a result of the transactions contemplated by this Agreement) shall only become vested if and to the extent the Company Board (or appropriate committee thereof) determines prior to the Effective Time that the performance goals applicable to such awards have been achieved based on performance as of the month-end immediately prior to the Effective Time (and the portion that does not so vest will be forfeited immediately prior to the Effective Time without payment of any consideration therefor). With respect to each share of PB Restricted Stock that vests in accordance with this Section 2.4(b) (“Vesting PB Restricted Stock”) or Company Common Stock subject to a Company PBRSU that vests in accordance with this Section 2.4(b) (each, a “Vesting PBRSU”), the holder of the PB Restricted Stock or Company PBRSU shall be entitled to receive, at the election of each such PB Restricted Stock or Company PBRSU holder, the Election Award Merger Consideration in accordance with Section 2.9 (without interest and less any applicable Taxes required to be withheld in accordance with Section 2.7, which Taxes shall first be withheld from the aggregate Cash Consideration), plus any accrued but unpaid dividends or dividend equivalents (less any applicable Taxes required to be withheld), to be paid and/or delivered within forty-five (45) days after the Closing Date; provided, that with respect to the Company PBRSUs and related dividend equivalent payments for which delivery or payment in respect thereof as described in this Section 2.4(b) would violate any applicable provision of Section 409A of the Code, such delivery or payment shall be made on the earliest practicable date that delivery or payment may be made without violating any applicable provision of Section 409A of the Code with such Election Award Merger Consideration and related dividend equivalent payments to be held through such permissible payment date in a deferred compensation account for the benefit of the individual holder.

(c) Immediately prior to the Effective Time, each Company TBRSU that is vested but has not been settled as of immediately prior to the Effective Time and each Company TBRSU that is unvested and vests in accordance with its terms (as set forth in an applicable award agreement or employment agreement) as a result of the transactions contemplated by this Agreement (each, a “Vesting TBRSU”), in each case, that is outstanding as immediately prior to the Effective Time shall, by virtue of this Agreement and without any action on the part of the holder thereof become fully vested in accordance with its terms and, with respect to each share of Company Common Stock subject to such Company TBRSU, the holder of such Company TBRSU shall be entitled to receive at the election of each such Company TBRSU holder, the Election Award Merger Consideration in accordance with Section 2.9 (without interest and less any applicable Taxes required to be withheld in accordance with Section 2.7, which Taxes shall first be withheld first from the aggregate Cash Consideration), plus any accrued but unpaid dividend equivalents, (less any applicable Taxes required to be withheld), to be paid and/or delivered to the holder of such Company TBRSU within thirty (30) days after the Closing Date; provided, that, with respect to the Company TBRSUs and related dividend equivalent payments for which delivery or payment as described in this Section 2.4(c) would violate any applicable provision of Section 409A of the Code, such delivery or payment shall be made on the earliest practicable date that delivery may be made without violating any applicable provision of Section 409A of the Code with such Election Award Merger Consideration and related dividend equivalent payments to be held through such permissible payment date in a deferred compensation account for the benefit of the individual holder.

(d) With respect to each share of Company Common Stock subject to each deferred stock award granted to a non-employee member of the Company Board and the deferred Company RSU listed on Schedule 2.4(d) (“Company Deferred Stock”) that is outstanding as immediately prior to the Effective Time, the holder of such Company Deferred Stock shall be entitled to receive, at the election of each such Company Deferred Stock holder, the Election Award Merger Consideration in accordance with Section 2.9 (without interest and less any applicable Taxes required to be withheld in accordance with Section 2.7, which Taxes shall be withheld first from the aggregate Cash Consideration), plus any accrued but unpaid dividend equivalents (less any applicable Taxes required to be withheld). The delivery and/or payment of the Merger Consideration and any dividend equivalents shall be made on the first business day that follows the six (6) month anniversary of Company Deferred Stock holder’s “separation from service” as such term is defined in Treasury Regulation Section 1.409A-1(h) or such earlier practicable date that delivery and/or payment may be made without violating any applicable provision of Section 409A of the Code, with such Election Award Merger Consideration and related dividend equivalent payments to be held through such permissible payment date in a deferred compensation account for the benefit of the individual holder.

(e) Immediately prior to the Effective Time, with respect to each share of TB Restricted Stock that is unvested and vests in accordance with its terms (as set forth in an applicable award agreement or employment agreement) as a result of the transactions contemplated by this Agreement that is outstanding immediately prior to the Effective Time (such shares being “Vesting TB Restricted Stock”), all restrictions and forfeiture conditions shall lapse and expire by virtue of this Agreement and without any action on the part of the holder thereof, and such shares of TB Restricted Stock shall be converted into the right to receive, at the election of each such TB Restricted Stock holder, the Election Award Merger Consideration in accordance with Section 2.9, treating such Vesting TB Restricted Stock in the same manner as all other shares of Company Common Stock for such purposes. In addition, any accrued but unpaid dividends in respect of the TB Restricted Stock shall vest in full and be paid in cash within thirty (30) days after the Closing Date.

(f) For the avoidance of doubt, (1) the aggregate number of Shares of Parent Common Stock available for such Election Award Shares shall be the Share Ratio multiplied by the aggregate number of shares of Company Common Stock subject to such Election Award Shares and (2) the aggregate amount of cash available for such Election Award Shares shall be the product of (i) $33.00 multiplied by (ii) the aggregate number of shares of Company Common Stock subject to such Election Award Shares (such product, the “Cash Award Component”).

(g) Prior to the Effective Time, the Company shall take all action necessary to effectuate the provisions of Section 2.4(a) through Section 2.4(e). The Company shall ensure that, as of immediately following the Effective Time, no holder of a Company TBRSU, Company PBRSU, Company Deferred Stock or Company Restricted Stock (or former holder of an option to purchase shares of Company Common Stock) or a participant in any Company Equity Plan shall have any rights thereunder to acquire, or other rights in respect of, the capital stock of the Company, the Ultimate Surviving Entity or any of their Subsidiaries, or any other equity interest therein.

(h) Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Awards as a result of the actions contemplated by this Section 2.4. As soon as practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms, including Form S-3) with respect to the shares of Parent Common Stock subject to such Parent Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Awards remain outstanding and are required to be registered.

(i) The Company shall take such action as may be necessary under the Company’s 2008 Employee Stock Purchase Plan (the “ESPP”) to cause, no later than ten (10) Business Days prior to the Closing Date, (i) accumulated Contributions (as defined under the ESPP) under any then-ongoing Offering (as defined under the ESPP) to be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP and (ii) the termination of all Purchase Rights (as defined in the ESPP) under all such ongoing Offerings immediately after such purchase. For clarity, the Company shall take such action as may be necessary to terminate the ESPP no later than the Business Day immediately preceding the Closing Date. In addition, the Company shall take such action as may be necessary under the ESPP such that (i) no new Offering shall commence from and after the commencement of the Offering beginning on or about July 1, 2014; (ii) participants in any ongoing Offerings shall not be permitted to increase their level of participation in such Offerings from and after the date of this Agreement; and (iii) with respect to the Offering beginning on or about July 1, 2014, each participant shall be permitted to participate at the level of participation elected by such participant in accordance with the previously delivered election materials.

Section 2.5 Conversion of Capital Stock in the Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Surviving Corporation, Parent, Merger Sub I or the holders of any shares of capital stock or equity interests of the Surviving Corporation, Parent or Merger Sub I:

(a) Each of the membership interests of Merger Sub I issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one validly issued, fully paid and non-assessable membership interest of the Ultimate Surviving Entity.

(b) Each of the shares of common stock, par value $0.01 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 2.6 Exchange and Payment.

(a) Prior to the mailing of the Joint Proxy Statement, Parent shall enter into a customary exchange agent agreement (the “Exchange Agent Agreement”) providing for the payment of the Merger Consideration in accordance with this Article II, which agreement shall be subject to the reasonable approval of the Company, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”). Prior to or substantially simultaneously with the Effective Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock, book-entry shares (or certificates if requested) representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a). In addition, prior to or substantially simultaneously with the Effective Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent cash in an aggregate amount necessary to pay the cash portion of the Merger Consideration, and Parent shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or distributions payable pursuant to Section 2.6(d) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.6(f). The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 2.1(a) out of the Exchange Fund. Except as provided in Section 2.6(i), the Exchange Fund shall not be used for any other purpose.

(b) Promptly after the Effective Time and in any event not later than the third Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate (“Certificates”) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive the

Merger Consideration pursuant to Section 2.1(a) (other than those holders of Certificates who have properly completed and submitted, and have not revoked, Election Forms pursuant to Section 2.3) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Parent, the Company and the Exchange Agent shall reasonably agree upon prior to the Effective Time) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.6(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.6(f). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal or an Election Form, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange therefor (A) cash or a check in an amount equal to the amount of cash such holder is entitled to receive pursuant to Section 2.1(a) in respect of such Certificates, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(a) (after taking into account all other Book-Entry Shares converted and Certificates surrendered by such holder pursuant to this Section 2.6(b)), (C) any dividends or other distributions payable pursuant to Section 2.6(d) and (D) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.6(f), and the Certificate so surrendered shall forthwith be cancelled. Promptly after the Effective Time and in any event not later than the third Business Day thereafter, Parent and the Ultimate Surviving Entity shall cause the Exchange Agent to issue and deliver to each holder of uncertificated shares of Company Common Stock represented by book entry (“Book-Entry Shares”) (1) cash or check in an amount equal to the amount such holder is entitled to receive pursuant to Section 2.1(a) in respect of such Book-Entry Shares, (2) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(a) (after taking into account all other Book-Entry Shares converted and Certificates surrendered by such holder pursuant to this Section 2.6(b)), (C) any dividends or distributions payable pursuant to Section 2.6(d) and (D) cash in lieu of any fractional shares payable pursuant to Section 2.6(f), and the Book-Entry Shares of such holder shall forthwith be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 2.6, each Certificate or Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.6(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.6(f).

(c) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not applicable.

(d) (i) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any surrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.6(f), in each case until the holder thereof shall surrender such Certificate in accordance with this Article II. Following the surrender of a Certificate in accordance with this Article II, there shall be paid to the record holder thereof, without interest, (A) promptly after such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.6(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(ii) Notwithstanding anything in the foregoing to the contrary, holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article II shall be paid (A) at the time of payment of such Parent Common Stock by the Exchange Agent under Section 2.6(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.6(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 2.6(b) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 2.6(b) payable with respect to such whole shares of Parent Common Stock.

(e) The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.6(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.6(f) issued and paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Ultimate Surviving Entity or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(f) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividends or other distributions with respect to the Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company (and holders of Election Award Shares) who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash (without interest) determined by multiplying (i) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive (taking into account all shares of Company Common Stock or Election Award Shares held at the Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.1(a) by (ii) the Parent Closing Price.

(g) Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares nine months after the Effective Time shall be delivered to the Ultimate Surviving Entity, upon demand, and any remaining holders of Certificates or Book-Entry Shares shall thereafter look only to the Ultimate Surviving Entity, as general creditors thereof, for payment of the Merger Consideration, any unpaid dividends or other distributions payable pursuant to Section 2.6(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.6(f) (subject to abandoned property, escheat or other similar laws).

(h) None of Parent, the Surviving Corporation, the Ultimate Surviving Entity, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock (or any dividends or other distributions with respect thereto or cash in lieu of fractional shares of Parent Common Stock) or cash from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided, however, that, no investment gain or loss thereon shall affect the amounts payable to the holders of Company Common Stock pursuant to this Article II; provided, further, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest and other income resulting from such investments shall be paid to Parent. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash in the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange

Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Ultimate Surviving Entity with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.6(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.6(f) had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

Section 2.7 Withholding Rights. Parent, the Surviving Corporation, the Ultimate Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Company Common Stock, Company Restricted Stock, Company PBRSUs, Company TBRSUs and Company Deferred Stock or otherwise pursuant to this Agreement such amounts as Parent, the Surviving Corporation, the Ultimate Surviving Entity or the Exchange Agent is required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, which amounts shall be withheld first from the aggregate Cash Consideration with respect to such payment to the extent applicable. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.8 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such share of Company Common Stock of such holder shall thereupon be deemed to be Non-Election Shares for all purposes of this Agreement, unless such holder of Dissenting Shares shall thereafter otherwise make a timely Election under this Agreement. If any holder of Dissenting Shares shall have so failed to perfect or has effectively withdrawn or lost such holder’s right to dissent from the Merger after the Election Deadline, each of such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive Stock Consideration or Cash Consideration, or a combination thereof, as determined by Parent in its sole discretion. The Company shall serve prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands.

Section 2.9 Election Award Proration.

(a) Subject to the other provisions of this Section 2.9 and Section 2.4, each Election Award Share issued and outstanding immediately prior to the Effective Time (other than (i) Excluded Shares and (ii) Dissenting Shares) shall thereupon be converted into the right, at the election of such share’s holder, pursuant and subject to procedures established by the Company that are separate but consistent with the election procedures set forth in Section 2.3 of this Agreement (the “Election Award Procedures”), to receive any of the following forms of consideration (the “Election Award Merger Consideration”):

(i) for each Election Award Share with respect to which an election to receive shares of Parent Common Stock (a “Stock Award Election”) has been validly made and not revoked pursuant to the Election Award Procedures (collectively, the “Stock Award Election Shares”), the right to receive from Parent the Stock Consideration;

(ii) for each Election Award Share with respect to which an election to receive cash consideration (a “Cash Award Election”) has been validly made and not revoked pursuant to the Election Award Procedures (collectively, the “Cash Award Election Shares”), the right to receive the Cash Consideration; and

(iii) for each Election Award Share other than Election Award Shares for which a Cash Award Election or Stock Award Election has been validly made and not revoked pursuant to the Election Award Procedures (collectively, the “Non-Election Award Shares”), the right to receive from Parent such Stock Consideration and/or Cash Consideration as is determined in accordance with this Section 2.9.

(b) Notwithstanding any other provision contained in this Agreement, the total number of Election Award Shares to be converted into Cash Consideration pursuant to this Section 2.9 (the “Cash Award Conversion Number”) shall be equal to the quotient obtained by dividing (x) the Cash Award Component by (y) the Per Share Amount. All other Election Award Shares shall be converted into Stock Consideration.

(c) Within three (3) Business Days after the Effective Time, Parent shall effect, or shall cause to be effected, the allocation among the holders of Election Award Shares of the rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) if the aggregate number of Election Award Shares with respect to which Cash Award Elections shall have been made (the “Total Cash Election Award Number”) exceeds the Cash Award Conversion Number, then (A) all Stock Award Election Shares and all Non-Election Award Shares shall be converted into the right to receive the Stock Consideration, and (B) Cash Award Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Cash Award Election Shares equal to the product obtained by multiplying (x) the number of Cash Award Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Award Conversion Number and the denominator of which is the Total Cash Election Award Number (with the applicable party effecting the allocation to determine, consistent with Section 2.2(a), whether fractions of Cash Award Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Award Election Shares being converted into the right to receive the Stock Consideration; and

(ii) if the Total Cash Election Award Number is less than the Cash Award Conversion Number (the amount by which the Cash Award Conversion Number exceeds the Total Cash Election Award Number being referred to herein as the “Shortfall Award Number”), then all Cash Award Election Shares shall be converted into the right to receive the Cash Consideration, and the Stock Award Election Shares and Non-Election Award Shares shall be treated in the following manner:

(A) if the Shortfall Award Number is less than or equal to the number of Non-Election Award Shares, then all Stock Award Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Award Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Award Shares equal to the product obtained by multiplying (1) the number of Non-Election Award Shares held by such holder by (2) a fraction, the numerator of which is the Shortfall Award Number and the denominator of which is the total number of Non-Election Award Shares (with the applicable party effecting the allocation to determine, consistent with Section 2.2(a), whether fractions of Non-Election Award Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Award Shares being converted into the right to receive the Stock Consideration; or

(B) if the Shortfall Award Number exceeds the number of Non-Election Award Shares, then (1) all Non-Election Award Shares shall convert into the right to receive the Cash Consideration and (2) all Stock Award Election Shares shall convert into the right to receive the Cash Consideration in respect of that number of Stock Award Election Shares equal to the product obtained by multiplying (A) the number of Stock Award Election Shares held by such holder by (B) a fraction, the numerator of which is the amount by which (1) the Shortfall Award Number exceeds (2) the total number of Non-Election Award Shares, and the denominator of which is the total number of Stock Award Election Shares (with the applicable party effecting the allocation to determine, consistent with Section 2.2(a), whether fractions of Stock Award Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Award Election Shares being converted into the right to receive the Stock Consideration.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (x) disclosed in the Company SEC Documents filed with or furnished to the SEC at least one (1) Business Day prior to the date of this Agreement (it being agreed that disclosure of any information in such Company SEC Documents shall be deemed disclosure of such information with respect to only such section or subsection of this Agreement to which the relevance of such information is readily apparent on its face and shall expressly exclude any disclosure contained in any such Company SEC Documents contained in the “risk factors” section or in any forward-looking statement disclaimer and any other disclosures included in such Company SEC Documents to the extent they are predictive or forward-looking in nature) or (y) set forth in the corresponding section or subsection of the disclosure letter delivered by the

Company to Parent contemporaneously with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), the Company represents and warrants to Parent, Merger Sub and Merger Sub I as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clauses (ii) or (iii), where the failure to have such power and authority or to be so qualified or licensed or in good standing, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company. For purposes of this Agreement, “Material Adverse Effect” means with respect to any Person, any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, taken as a whole, or (B) materially impairs the ability of such Person to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or would reasonably be expected to do so; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent caused by or resulting from one or more of (1) changes or conditions generally affecting the industries in which such Person (or its Subsidiaries) operates or the economy or the financial or securities markets or markets or regulatory conditions generally in the United States or any other jurisdiction in which such Person (or its Subsidiaries) operates, including interest rates or currency exchange rates, or changes therein, and including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) changes in global or national political conditions, including the outbreak or escalation of war or acts of terrorism, (3) changes (or proposed changes) in Law or GAAP (or local equivalents in the applicable jurisdiction), (4) earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires and other natural disasters, weather conditions or acts of God, (5) the failure to meet any revenue, earnings or other projections, forecasts or predictions (provided that this exception shall not prevent or otherwise affect a determination that any events, changes, circumstances, occurrences, effects or states of facts underlying a failure described in this clause (5) has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect), (6) the announcement or pendency of this Agreement, the Merger or any of the other transactions contemplated by this Agreement, or (7) any action or non-action expressly required to be taken or not taken, as the case may be, by the parties to this Agreement; provided, that, with respect to clauses (1), (2), (3) and (4), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to such Person and its Subsidiaries, taken as a whole, relative to other participants in their industry.

(b) The Company has previously made available to Parent true and complete copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the certificate of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws. The Company has made available to Parent true and complete copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof as of the date of this Agreement) of all meetings of the Company’s stockholders, the Company Board and each committee of the Company Board held between January 1, 2011 and the date of this Agreement, other than portions of such minutes that discuss this Agreement and the transactions contemplated hereby, including the Merger, or any current or prior alternatives thereto considered by the Company Board or any such committee.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 3,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the close of business on July 11, 2014 (the “Measurement Date”), (i) 69,012,375 shares of Company Common Stock (excluding treasury shares) were issued and outstanding, (ii) 19,828,119 shares of Company Common Stock were held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding and no shares of Company Preferred Stock were held by the Company in its treasury, and (iv) 3,158,996 shares of Company Common Stock were reserved for issuance pursuant to Company Equity Plans (of which no shares were subject to outstanding options to purchase shares of Company Common Stock, 1,392,278 were restricted stock unit awards with respect to shares of Company Common Stock that vest based solely on the continued service of the holder of such award, 94,989 were Company Deferred Stock that were vested upon grant, 294,640 were TB Restricted Stock, 1,082,091 were restricted stock unit awards with respect to shares of Company Common Stock that are subject, in whole or in part, to performance-based vesting, and 294,998 were PB Restricted Stock (such awards taken together, the “Company Equity Awards”)). All outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to or issued in violation of any purchase option, call option, right of first refusal, right of first offer, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or is otherwise bound. No shares of capital stock of the Company are owned by any Subsidiary of the Company. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal or of first offer, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”), other than transfer restrictions imposed by applicable securities laws. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter.

(b) Except as set forth above in Section 3.2(a), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on the Measurement Date, of Company Equity Awards, indicating as applicable, with respect to each Company Equity Award then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Equity Award, the name of the plan under which such Company Equity Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration date thereof. The Company Equity Awards constitute all of the outstanding awards granted under the Company Equity Plans. The Company has made available to Parent true and complete copies of all Company Equity Plans and the forms of all award agreements evidencing outstanding Company Equity Awards.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of each Subsidiary of the Company, including its jurisdiction of incorporation or formation and whether the Subsidiary is a Significant Subsidiary or not, and each joint venture of the Company and its Subsidiaries (“Joint Venture”) that is a Significant Joint Venture or an incorporated joint venture. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries and Joint Ventures and investments in marketable securities and cash equivalents, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing. Neither the Company nor any of its Subsidiaries is, individually or collectively, under any current or prospective obligation to form or participate in, provide funds in excess of $10 million in the next 12 months to, make any loan, capital contribution, financial guarantee, credit enhancement or other investment in excess of $10 million in the next 12 months to, or assume any liability or obligation in excess of $10 million of, any Person.

Section 3.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby to which it is a party (excluding the consummation of the Second Merger and the transactions contemplated thereby). Excluding the consummation of the Second Merger and the transactions contemplated thereby, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby to which it is a party have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby to which it is a party, other than, in the case of the consummation of the Merger, the adoption and approval of this Agreement by the holders of at least a majority in combined voting power of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”) and other than the filing of the Certificate of Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub and Merger Sub I, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and approval and (iv) resolving to recommend that the Company’s stockholders vote in favor of the adoption and approval of this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as expressly permitted by Section 5.2.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger. Excluding the consummation of the Second Merger and the transactions contemplated thereby, no other vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Merger.

Section 3.5 No Conflict; Consents and Approvals.

(a) Assuming receipt of the Company Stockholder Approval and compliance with, or receipt of, the approvals referred to in, and the expiration of any applicable waiting periods referred to in, Section 3.5(b), the execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the Merger and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, or the certificate of incorporation or bylaws (or similar organizational documents) of any Significant Subsidiary of the Company, (ii) the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company that is not a Significant Subsidiary, (iii) any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or (iv) any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) or any rule or regulation of the NYSE applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound, except, in the case of (A) clause (ii) above, for such obligations, benefits, rights or entitlements as would not be material to the Company and its Subsidiaries, as a whole, and (B) clauses (iii) and (iv) above, as individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the pre-merger notification obligations of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), the Competition Act (Canada), as amended, and the regulations promulgated thereunder (the “Canada Competition Act”), the Competition Act 2002 (Ireland), as amended and the regulations promulgated thereunder (the “Ireland Competition Act”), and any applicable requirements of other Antitrust Laws, (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as

amended (the “Exchange Act”) and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL and the DLLCA, (iv) any filings and approvals required under the rules and regulations of the NYSE and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.

Section 3.6 SEC Reports; Financial Statements.

(a) The Company has filed with or furnished to the Securities and Exchange Commission (the “SEC”) on a timely basis, all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2011 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), (i) the Company SEC Documents complied in all material respects with the then applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of the Company (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (ii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount, and other adjustments described therein, including the notes thereto). Since January 3, 2014, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act.

(d) The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent a true, correct and complete summary of any such disclosures made by management to the Company’s auditors and audit committee.

(e) Since January 1, 2011, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) to the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2011, by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(f) As of the date of this Agreement, to the Knowledge of the Company, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents filed on or prior to the date of this Agreement is subject to ongoing review or outstanding SEC comment or investigation. The Company has made available to Parent true, correct and complete copies of all written material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring between January 1, 2011 and the date of this Agreement. There are no (i) formal material internal investigations which are being managed by the Company Board (or the audit committee thereof), (ii) SEC inquiries or investigations of which the Company or any of its Subsidiaries has been notified by the SEC or (iii) other material governmental inquiries or investigations of which the Company or any of its Subsidiaries have been notified in writing that are pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company.

(g) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(h) The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to the Company.

(i) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 3.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, and whether or not required to be recorded or reflected on a consolidated balance sheet of the Company and its Subsidiaries under GAAP, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as at January 3, 2014 included in the Company SEC Documents (including the related notes and schedules thereto), (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since January 3, 2014, and (c) for liabilities and obligations incurred under or, to the extent incurred after the execution hereof, in accordance with this Agreement or in connection with the transactions contemplated by this Agreement.

Section 3.8 Certain Information. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (a) the Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement, if prior to the Effective Time) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Joint Proxy Statement will, at the time it is first mailed to the Company’s stockholders and Parent’s stockholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting and at the time of the Parent Stockholders Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

Section 3.9 Absence of Certain Changes or Events. Since January 3, 2014: (a) the Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on the Company; (c) neither the Company nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty in excess of $10 million, in the aggregate, affecting any of its material properties or assets, whether or not covered by insurance; and (d) neither the Company nor any of its Subsidiaries has taken any action, that if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in (1) Section 5.1(a)(i) [Capital Stock] solely with respect to the Company or any of its Significant Subsidiaries, (2) Section 5.1(a)(iii) [Amendments], (3) Section 5.1(a)(iv) [Acquisitions], (4) Section 5.1(a)(v) [Divestitures], (5) Section 5.1(a)(vi) [Liquidations], (6) Section 5.1(a)(vii) [Indebtedness], (7) Section 5.1(a)(viii) [Capital Expenditures], (8) Section 5.1(a)(ix)(A) [Discharge of Liabilities], provided, that for purposes of this Section 3.9(d)(8), the dollar threshold shall be $5 million individually and $50 million in the aggregate, (9) Section 5.1(a)(x) [Company Material Contracts], (10) Section 5.1(a)(xi) [Actions], provided, that for purposes of this Section 3.9(d)(10), the dollar threshold with respect to Section 5.1(a)(xi)(B) shall be $5 million individually and $50 million in the aggregate, and (11) Section 5.1(a)(xvii) [Post-Signing Retention Programs].

Section 3.10 Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $10 million, (b) does not seek material injunctive or other non-monetary relief or (c) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.

Section 3.11 Compliance with Laws. Since January 1, 2011, the Company and each of its Subsidiaries are and have been in compliance with all Laws applicable to their businesses, operations, properties or assets, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received, since January 1, 2011, a written notice or other written communication alleging or relating to a possible violation of any Law applicable to their businesses, operations, properties or assets, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries have in effect all permits, licenses, variances, exemptions, approvals, authorizations, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary or advisable for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no violation of, or notice of alleged violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby.

Section 3.12 Benefit Plans.

(a) The Company has furnished or made available to Parent a true and complete list of each material written “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), including all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect), whether formal or informal, legally binding or not, under which any current or former employee, director or individual consultant of the Company or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or the Company or its Subsidiaries has had or has any present or future liability other than “multiemployer plans” (within the meaning of ERISA section 3(37)) (“Multiemployer Plans”) and any plans or programs that are mandated and administered by a Governmental Entity. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.” In addition, the Company has furnished or made available to Parent a true and complete list of each Multiemployer Plan.

(b) With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), if applicable, (iii) any summary plan description and other written communications (or a description of any oral communications) by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan and (iv) the most recent (A) Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports.

(c) With respect to the Company Plans:

(i) except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and no reportable event, as defined in Section 4043 of ERISA, no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made;

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the Knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

(iii) the aggregate accumulated benefit obligations of the Company Plans subject to Title IV of ERISA (as of the date of the most recent actuarial valuation prepared for such Company Plans and based on the discount rate and other actuarial assumptions used in such valuation) do not exceed the fair market value of the assets of such Company Plans in the aggregate (as of the date of such valuation);

(iv) except as, individually or in the aggregate, has not had, and would not reasonably be expected to have a Material Adverse Effect on the Company, there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the Knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof who the Company has an obligation to indemnify with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits), nor, to the Knowledge of the Company, are there facts or circumstances that exist that could reasonably give rise to any such Actions;

(v) with respect to any Multiemployer Plan to which the Company, its Subsidiaries or any member of their Controlled Group (defined as any organization which is a member of a controlled group of organizations within the meaning of Code Sections 414(b), (c), (m) or (o)) has any liability or has contributed (or had at any time contributed or had an obligation to contribute) in the six (6) years prior to the date hereof: (A) none of the Company, its Subsidiaries or any member of their Controlled Group has incurred any withdrawal liability in the past six (6) years under Title IV of ERISA that remains unsatisfied or would be subject to any withdrawal liability if, as of the Effective Time, the Company, its Subsidiaries or any member of their Controlled Group were to engage in a complete withdrawal (as defined in ERISA section 4203) or partial withdrawal (as defined in ERISA section 4205) from any such Multiemployer Plan and (B) no such Multiemployer Plan is in reorganization or insolvent (as those terms are defined in ERISA sections 4241 and 4245, respectively), except, in each case, as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company;

(vi) except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, with respect to each Company Plan that is subject to Title IV of ERISA, the Company has not incurred, nor, to the Knowledge of the Company, does it reasonably expect to incur, any liability to the Company Plan or to the PBGC in connection with such Company Plan (other than for premiums to the PBGC); and

(vii) each Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) has been administered and operated in all respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and to the Knowledge of the Company the Company and its Subsidiaries are not subject to any fines, penalties or loss of Tax deduction as a result of any operational failures, except, in each case, as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.

(d) Except as set forth in Section 3.12(d) of the Company Disclosure Letter, the execution of this Agreement and the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any Company Participant to severance pay under the terms of a Company Plan, (ii) accelerate the time of payment, vesting or funding, or increase the amount of compensation due to any Company Participant or (iii) cause or result in a limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust. Section 3.12(d) of the Company Disclosure Letter separately identifies any equity-based incentive awards the vesting of which will be accelerated solely as a result of the consummation of the transactions contemplated by this Agreement. No amount paid or payable by the Company or any of its Subsidiaries or Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G or Section 4999 of the Code or will not be deductible by the Company by reason of Section 280G of the Code.

(e) Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated in compliance in all material respects with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of (i) Section 409A of the Code and (ii) IRS Notice 2005-1 or any other applicable IRS guidance, in each case as modified by IRS Notice 2007-86 (clauses (i) and (ii), together, the “409A Authorities”). No Company Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries under any Company Plan in respect of any Tax (including federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Section 409A of the Code and/or Section 4999 of the Code)) or interest or penalty related thereto.

(f) For purposes of this Agreement, “Company Participant” shall mean current or former director, officer, employee, individual contractor or individual consultant of the Company or any of its Subsidiaries.

Section 3.13 Labor Matters.

(a) The Company and its Subsidiaries are and have been in material compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company. Since January 1, 2011, there has not been, and as of the date of this Agreement there is not pending or, to the Knowledge of the Company, threatened in writing, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.

(b) There are no collective bargaining or other labor union agreements to which the Company or any of its Subsidiaries is a party. To the Knowledge of the Company, there has not been any activity on behalf of any labor organization or employee group to organize any employees of the Company or any Subsidiary. To the Knowledge of the Company, as of the date hereof, there are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the Knowledge of the Company no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement, in each case except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.

Section 3.14 Environmental Matters. With respect to the following Section 3.14(a), (b), (c), (d) and (e) only, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company:

(a) With respect to its operations on Company Owned Real Property and Company Leased Real Property, each of the Company and its Subsidiaries (i) is and, since January 1, 2011, has been in compliance with all applicable Environmental Laws and (ii) has received and is and has been in compliance with all Permits required under Environmental Laws for the conduct of its business as currently conducted (“Environmental Permits”). Such Environmental Permits are valid and in full force and effect, and all necessary applications, notices or other documents have been filed to effect timely renewal, issuance or reissuance of such Environmental Permits. To the Knowledge of the Company, all Environmental Permits are expected to be issued or reissued on a timely basis on such terms and conditions as are reasonably expected to enable the Company and its Subsidiaries to continue to conduct their operations in a manner substantially similar to the manner in which such operations are presently conducted.

(b) Neither the Company nor any of its Subsidiaries has been, since January 1, 2011, or is presently, the subject of any Environmental Claim and no Environmental Claim is pending or, to the Knowledge of the Company, threatened against either the Company or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was or may have been retained or assumed either contractually or by operation or law by the Company or any of its Subsidiaries.

(c) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has managed, used, stored, or disposed of Hazardous Materials on any Company Owned Real Property or Company Leased Real Property and, to the Knowledge of the Company, no Hazardous Materials have been released or are present, in each case, in, on, at or beneath any Company Owned Real Property or Company Leased Real Property, in each case that would reasonably be expected to form the basis for an Environmental Claim against either the Company or any of its Subsidiaries.

(d) To the Knowledge of the Company, no Company Owned Real Property or Company Leased Real Property contains any landfills, surface impoundments, disposal areas, underground storage tanks, above-ground storage tanks, asbestos or asbestos-containing material, polychlorinated biphenyls, radioactive materials or other Hazardous Materials in violation of applicable Environmental Laws.

(e) No Lien imposed by any Governmental Entity pursuant to any Environmental Law is currently outstanding and no financial assurance obligation is in force as to any property leased or operated by the Company or any of its Subsidiaries.

(f) The Company and its Subsidiaries have made available to Parent true and complete copies of all material audits, reports, studies, assessments and results of investigations between January 1, 2011 and the date of this Agreement addressing or relating to the Company’s material compliance with Environmental Law or material environmental liabilities or material Environmental Claims that are in the possession or control of the Company or any of its Subsidiaries, and any such material audits, reports, studies, assessments and results of investigations with respect to all Company Owned Real Property and Company Leased Real Property.

(g) Neither the Company nor any of its Subsidiaries has received since January 1, 2011, any written notices, demand letters, subpoenas or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in material violation of, or is materially liable under, any applicable Environmental Law or that any Company Owned Real Property or Company Leased Real Property is in material violation of any Environmental Law.

(h) For purposes of the Agreement:

(i) “Company Owned Real Property” means any real property currently owned, or owned at any time in the past, by the Company or any of its Subsidiaries (including any of their predecessors in interest).

(ii) “Company Leased Real Property” means any real property currently leased by, or leased at any time in the past, by the Company or any of its Subsidiaries (including any of their predecessors in interest).

(iii) “Environment” means any ambient air, surface water, drinking water, groundwater, land surface, wetland, subsurface strata, soil, sediment, plant or animal life, any other natural resources, and the sewer, septic and waste treatment, storage and disposal systems servicing real property or physical buildings or structures.

(iv) “Environmental Claim” means any claim, cause of action, suit, proceeding, investigation or notice by any Person alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, or fines or penalties) on the part of the Company based on or resulting from (A) the presence or Release of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its Subsidiaries or (B) any violation of any Environmental Law.

(v) “Environmental Law” means any Law (including common law) or any binding agreement, memorandum of understanding or consent order issued or entered by or with any Governmental Entity or Person relating to: (A) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (B) human health and safety with regard to exposure to any Hazardous Materials, (C) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (D) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials or (E) the presence of Hazardous Materials in any building, physical structure, product or fixture.

(vi) “Hazardous Materials” means any pollutant, contaminant, constituent, chemical, raw material, product or by-product, substance, material or waste that by virtue of its hazardous, toxic, poisonous, explosive, caustic, flammable, corrosive, infectious, pathogenic, carcinogenic, radioactive, or otherwise dangerous and deleterious properties is defined by or subject to regulation or gives rise to liability under any Environmental Law, including without limitation mold, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, insecticides, fungicides, rodenticides, pesticides, herbicides, and radioactive materials.

(vii) “Release” means any release, spill, emission, escape, leak, pumping, injection, emptying, pouring, dumping, deposit, disposal (including the abandonment or discarding of barrels, tanks, containers or other receptacles containing Hazardous Substances), discharge, dispersal, leaching or migration into the indoor or outdoor Environment.

It is agreed and understood that the only representations and warranties made in this Agreement by the Company with respect to Environmental Laws and environmental matters are those set forth in this Section 3.14.

Section 3.15 Taxes. With respect to the following Sections 3.15(a), (b), (c), (e) and (g), except as would not have, and would not reasonably be expected to have, a Material Adverse Effect on the Company:

(a) The Company and each of its Subsidiaries has timely filed (after taking into account all applicable extensions) all Tax Returns required to be filed by them, and all such Tax Returns are true, correct and complete.

(b) Each of the Company and its Subsidiaries has paid or caused to be paid all Taxes due and payable.

(c) No deficiencies for any Taxes have been asserted, proposed or threatened in writing against the Company or any of its Subsidiaries that have not been satisfied by payment, settled or withdrawn.

(d) In the last three (3) years, there were no material Tax audits, investigations, examinations, administrative or judicial proceedings with respect to any Taxes of the Company or any of its Subsidiaries and no such audits, investigations, examinations, administrative or judicial proceedings are pending or threatened in writing.

(e) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(f) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(g) All material amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld and paid over to the appropriate Governmental Entity.

(h) Neither the Company nor any of its Subsidiaries has agreed to any extension of time with respect to an assessment or deficiency for material Taxes, which assessment or deficiency has not since been settled, and no such requests are pending.

(i) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return under U.S. federal, state, local or foreign Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company or one of its Subsidiaries was the common parent).

(j) No material written claim has ever been made by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(k) There are no material Tax sharing, allocation, indemnification or similar agreements in effect between the Company or any of its Subsidiaries and any other party under which the Company or any of its Subsidiaries is liable for any material Taxes or other claims of any other party (other than agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes, such as leases, vendor and customer agreements, credit agreements, and purchase agreements).

(l) Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m) Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action (or failed to take any action), that could reasonably be expected to prevent or impede the Merger and the Second Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.16 Contracts.

(a) Section 3.16(a) of the Company Disclosure Letter lists each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof (other than any of the foregoing solely between the Company and its wholly-owned Subsidiaries or solely between any wholly-owned Subsidiaries of the Company and other than any Contract that is a Company Plan):

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii) any Contract that by its terms calls for aggregate payment or receipt by the Company or any of its Subsidiaries under such Contract of more than $15 million in any year over the remaining term of such Contract and that either (x) materially limits the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, (y) materially restricts the right of the Company and its Subsidiaries to sell to or purchase from any Person, or (z) grants the other party or any third Person “most favored nation” status;

(iii) any Contract with respect to the formation, creation, operation, management or control of a Significant Joint Venture;

(iv) any Contract relating to Indebtedness or pursuant to which a Lien is granted and having an outstanding principal or other amount (or unfunded commitment amount) in excess of $5 million;

(v) any Contract entered into after January 1, 2012 involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $50 million or more (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice);

(vi) any Contract (other than a Government Contract) that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $100 million in any year over the remaining term of such Contract;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business consistent with past practice), in each case that could result in payments in excess of $10 million;

(viii) any Contract that is a license agreement that is material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries is a party and licenses in Company Intellectual Property or licenses out Company Intellectual Property owned by the Company or its Subsidiaries, other than license agreements for software that is generally commercially available;

(ix) any Contract that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or expenditure in an amount in excess of $10 million;

(x) any Contract that by its terms calls for aggregate payment or receipt by the Company or its Subsidiaries under such Contract of more than $10 million over the remaining term of such Contract that is between the Company or its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of the Company, on the other hand (excluding employment agreements);

(xi) any Government Contract that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $100 million in any year over the remaining term of such Contract; or

(xii) (A) any joint venture agreement relating to any of the Company’s Significant Joint Ventures, or (B) any Contract that by its terms calls for the aggregate receipt by the Company or any of and its Subsidiaries under such Contract of more than $15 million in any year over the remaining term of such Contract, that in the case of clause (A) or (B) terminates by its terms, gives the counterparty a right to terminate, or requires the consent of the counterparty thereto, in connection with the transactions contemplated by this Agreement.

Each contract of the type described in clauses (i) through (xii) is referred to herein as a “Company Material Contract.”

(b) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, (i) each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto, has performed all obligations required to be performed by it under each Company Material Contract; and (iii) there is no default under any Company Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition. The Company has made available to Parent true and complete copies of all Company Material Contracts, including all amendments thereto.

Section 3.17 Insurance. The Company and its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are of a scope and coverage consistent with customary industry practice and for a company of the same size as the Company and its Subsidiaries, taken as a whole. Section 3.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid and (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company. No written notice of cancellation or termination has been received with respect to any such policy other than in the ordinary course of business consistent with past practice or such as is normal and customary in the Company’s industry.

Section 3.18 Properties.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a true and complete list of all material real property owned by the Company or any of its Subsidiaries (“Current Company Owned Real Property”) and all material property leased for the benefit of the Company or any of its Subsidiaries (“Current Company Leased Real Property”). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has (i) good and marketable title in fee simple to all Current Company Owned Real Property and (ii) good and marketable leasehold title to all Current Company Leased Real Property, in each case, free and clear of all Liens except for (A) Liens for current taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established therefor, (B) mechanics’, workmen’s, repairmen’s, warehousemen’s, landlords’, carriers’ or similar Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, and (C) any matter that would be disclosed on a current title report or survey and such other matters of record, Liens and other imperfections of title, in each case, with respect to Current Company Owned Real Property and Current Company Leased Real Property that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the real property to which they relate in the business of the Company and its Subsidiaries as currently conducted (such matters described in the foregoing clauses (A)-(C), “Permitted Encumbrances”). To the Knowledge of the Company, no parcel of Current Company Owned Real Property or Current Company Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Entity with or without payment of compensation therefor, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed by any Governmental Entity.

(b) Each of the Company and its Subsidiaries has complied with the terms of all leases of the Current Company Leased Real Property except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company. All leases of Current Company Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no default under any such lease by the Company, any of its Subsidiaries or any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company, any of its Subsidiaries or any other party thereto, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company.

(c) There are no contractual or legal restrictions that preclude or restrict the ability to use any Current Company Owned Real Property or Current Company Leased Real Property by the Company or any of its Subsidiaries for the current use of such real property, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company. There are no latent defects or material adverse physical conditions affecting the Current Company Owned Real Property or the Current Company Leased Real Property that, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on the Company.

(d) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased tangible assets, a valid leasehold interest in, all of its material tangible assets, free and clear of all Liens other than Permitted Liens.

This Section 3.18 does not relate to intellectual property, which is the subject of Section 3.19.

Section 3.19 Intellectual Property. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all trademarks or servicemarks (whether registered or unregistered), trade names, domain names, copyrights (whether registered or unregistered), patents, trade secrets or other intellectual property of any kind used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”), free and clear of all Liens except Permitted Liens. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, (a) there are no pending or, to the Knowledge of the Company, threatened claims by any Person alleging infringement, misappropriation or dilution by the Company or any of its Subsidiaries of the intellectual property rights of any Person; (b) to the Knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any intellectual property rights of any Person; (c) neither the Company nor any of its Subsidiaries has made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with the Company Intellectual Property; (d) to the Knowledge of the Company, no Person is infringing, misappropriating or diluting any Company Intellectual Property; and (e) the Company and its Subsidiaries have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks.

Section 3.20 State Takeover Statutes. Assuming the accuracy of the representations contained in Section 4.24 [Ownership of Shares], no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 3.21 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 3.22 Related Party Transactions. No present or former director or executive officer, or, to the Knowledge of the Company, any stockholder, partner, member, employee or Affiliate of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any of such Person’s Affiliates or immediate family members, is a party to any Contract with or binding upon the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed.

Section 3.23 Certain Payments.

(a) Neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any of their respective directors, executives, representatives, agents or employees), except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including by making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (v) has made any illegal bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (vi) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any employee, agent or representative of another company or entity in the course of their business dealings with the Company or any of its Subsidiaries, in order to unlawfully induce such person to act against the interest of his or her employer or principal. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, there is no current, pending, or, to the Knowledge of the Company, threatened charges, proceedings, investigations, audits, or complaints against the Company or any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or Affiliate of the Company with respect to the FCPA or any other anti-corruption Law or regulation. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, agent, employee or Affiliate of the Company or any of its Subsidiaries: (i) is, or is owned or controlled by, a person or entity subject to the sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or included on the List of Specially Designated Nationals and Blocked Persons or Foreign Sanctions Evaders, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any other lists of known or suspected terrorists, terrorist organizations or other prohibited Persons made publicly available or provided to the Company or any of its Subsidiaries by any Governmental Entity (such entities, persons or organizations collectively, the “Restricted Parties”); or (ii) has conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties or countries subject to economic or trade sanctions imposed by the U.S. Governmental Entity, including without limitation, Burma (Myanmar), Cuba, Iran, Iraq, Libya, North Korea, Sudan and Syria, in violation of applicable Law, or has otherwise been in violation of any such sanctions, restrictions or any similar Law.

(b) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, none of the Company or its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees is, or since January 1, 2011, has been, in violation of any Law applicable to its business, properties or operations and relating to: (i) the use of corporate funds relating to political activity or for the purpose of obtaining or retaining business; (ii) payments to government officials or employees from corporate funds; or (iii) bribes, rebates, payoffs, influence payments or kickbacks (including 42 U.S.C. 1320 a-7b(b), as amended or any applicable state anti-kickback or other similar state or federal laws).

(c) The Company and its Subsidiaries are currently, and have at all times been, in compliance in all material respects with all applicable Laws relating to export controls, trade embargoes, and economic sanctions. Neither the Company nor any of its Subsidiaries has conducted any activity, nor caused, permitted, or allowed any other Person to conduct any activity, with respect to its business or its assets in violation in any material respect of Laws relating to export controls, including without limitation the Arms Export Control Act, the International Traffic in Arms Regulations, the International Emergency Economic Powers Act, the Export Administration Regulations, the Trading with the Enemy Act, or the various U.S. economic sanction and embargo programs codified in 31 C.F.R. Chapter V or in Executive Orders issued from time to time by the President of the United States or any other U.S. export regulations. Neither the Company nor any of its Subsidiaries is subject to any action of any Governmental Entity that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit in any material respect its exporting activities or sales to any Governmental Entity. Neither the Company nor any of its Subsidiaries has received any notice of material deficiencies in connection with any export controls, trade embargoes or economic sanctions matter from U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or any other Governmental Entity in its compliance efforts nor made any voluntary disclosures to OFAC or any other Governmental Entity of facts that could result in any material action being taken or any material penalty being imposed by a Governmental Entity against the Company or any of its Subsidiaries.

Section 3.24 Backlog. The Company has disclosed in writing to Parent, the estimated backlog of the Company as of April 4, 2014, including the estimate as of such date of the total revenues remaining to be earned and the manner in which such amounts have been determined. Such estimates have been prepared by senior management of the Company in a reasonable manner appropriate to the respective Company service lines on a basis consistent with its past practice of preparing and tracking the backlog of the Company and its Subsidiaries.

Section 3.25 Customer Relations. The Company has set out in Section 3.25 of the Company Disclosure Letter the identity of the ten (10) largest customers of the Company (on a consolidated basis) determined by amounts billed under contract during the 12 month period ending January 3, 2014 (the “Company Principal Customers”), together with, in each case, the amount so billed. Between January 3, 2014 and the date of this Agreement, the Company has not received any written notice that any Company Principal Customer intends to cancel, terminate or otherwise materially modify or not renew its relationship with the Company. Between January 3, 2014 and the date of this Agreement, no Company Principal Customer has provided written notice to the Company that it will stop or materially decrease the rate of buying materials, products or services from the Company.

Section 3.26 Derivative Contracts. Neither the Company nor any of its Subsidiaries is party to, or bound by, any options, futures, forwards, swaps, hedging contracts or similar derivative contracts relating to interest rates, foreign exchange, commodity prices or otherwise.

Section 3.27 Government Contracts. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company:

(a) Between January 1, 2011 and the date of this Agreement, to the Knowledge of the Company, with respect to each and every Government Contract to which the Company or any of its Subsidiaries is or, during such period, has been a party: (i) the Company or its Subsidiary, as applicable, has complied in all material respects with all material terms and conditions of such Government Contract; (ii) the Company or its Subsidiary, as applicable, complied in all material respects with all requirements of applicable Law pertaining to such Government Contract including but not limited to the Truth in Negotiations Act, the Federal Acquisition Regulation, and the Cost Accounting Standards; (iii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract were current, accurate and complete as of their effective date, and the Company complied in all material respects with all such representations and certifications; (iv) no termination for default or cure notice or show cause notice under the Federal Acquisition Regulation has been issued in writing and remains unresolved (and is currently in effect as of the date of this Agreement) pertaining to any Government Contract or claim or request for equitable adjustment by the Company or any of its Subsidiaries by any Governmental Entity or prime contractor or subcontractor to a Governmental Entity.

(b) To the Knowledge of the Company, the Company and its Subsidiaries have not taken any action or received any written notice from a Governmental Entity, and are not parties to any litigation which would reasonably be expected to give rise to (i) liability under the False Claims Act, (ii) claims for price adjustments under the Truth in Negotiations Act or

(iii) other written requests for reductions in the prices of the Government Contracts, including claims based on actual or alleged defective pricing. Excluding routine indirect rate audits and other routine Defense Contract Audit Agency audits (in which no material irregularities, material misstatements or material omissions were identified) within the past three years, to the Knowledge of the Company, there has not been any material audit, inspection, survey or examination of records by a Governmental Entity of the Company or any of its Subsidiaries with respect to any material irregularity, material misstatement or material omission arising under or relating to any of its Government Contracts or Government Bids, or any of their respective employees or representatives with respect to such Government Contracts or Government Bids, nor, to the Company’s Knowledge, has the Company or any of its Subsidiaries received written or oral notice of any such audit, inspection, survey, examination of records or investigation that is reasonably likely to result in any material liability for the Company or any of its Subsidiaries.

(c) To the Company’s Knowledge, with respect to any Government Contract under which final payment was received by the Company or any of its Subsidiaries within three (3) years prior to the date hereof, the Company does not have credible evidence that a Principal, Employee, Agent, or Subcontractor (as such terms are defined by FAR 52.203-13(a)) of the Company or any of its Subsidiaries has committed a violation of federal criminal Law involving fraud, conflict of interest, bribery, or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act and neither the Company nor any of its Subsidiaries has conducted between January 1, 2011 and the date hereof a formal internal investigation (as evidenced by the express authorization of the Company Board (or a committee thereof) or the chief executive officer of the Company to commence a specific investigation) to determine whether credible evidence exists that a Principal, Employee, Agent, or Subcontractor of the Company or any Subsidiary has committed any such violations. Neither the Company nor any of its Subsidiaries has been, since January 1, 2011, nor is, as of the date hereof, a party to any material administrative or civil litigation involving alleged material false statements, false claims or other violations of federal Law with respect to any Government Contract.

(d) To the Company’s Knowledge, during the past three (3) years, none of the Company, any of its Subsidiaries nor any of their respective officers, directors or employees, has been or is under indictment, or civil, administrative or criminal investigation involving a Government Contract or Government Bid, including but not limited to any allegations of defective performance or work product, mischarging, factual misstatement, failure to act or other material omission or alleged irregularity. Within the past three (3) years, neither the Company nor any of its Subsidiaries has entered into any consent order or administrative agreement relating directly or indirectly to any Government Contract or Government Bid.

(e) Neither the Company nor any of its Subsidiaries or any of their respective directors or officers is, or has been during the last three (3) years, formally suspended or debarred or, to the Knowledge of the Company, formally proposed for suspension or debarment by a U.S. Governmental Entity from participation in the award of contracts with any U.S. Governmental Entity or has been declared ineligible for contracting with any U.S. Governmental Entity.

(f) The Company and each of its Subsidiaries are in compliance with all applicable national security obligations and security measures required by their Government Contracts or applicable Law, including specifically the National Industrial Security Program Operating Manual, and there are no facts or circumstances that would, or would be reasonably likely to, result in the suspension or termination of government security clearances or that would be reasonably likely to render the Company or any of its Subsidiaries ineligible for such security clearances in the future.

Section 3.28 Trade Practices. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers or employees or any other Person acting on behalf of the Company or any of its Subsidiaries, has directly or indirectly, within the past five (5) years violated applicable Laws pertaining to the export, reexport or import of products, software, technologies, technical data, services restrictive trade practices or boycotts.

Section 3.29 Brokers. No broker, investment banker, financial advisor or other Person, other than Dean Bradley Osborne Partners LLC (“DBOP””) and Citigroup Global Markets Inc. (“Citi”) the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company, on the one hand, DBOP or Citi, on the other hand, pursuant to which DBOP or Citi could be entitled to any payment from the Company relating to the transactions contemplated hereby.

Section 3.30 Opinion of Financial Advisor. The Company Board has received separate opinions of DBOP and Citi, each dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock (the “Company Financial Advisor Opinions”); signed true and complete copies of such Company Financial Advisor Opinions have been or will promptly be provided to Parent. The Company has been authorized by each of DBOP and Citi to permit their respective Company Financial Advisor Opinion, in its entirety, and references thereto, to be included in the Joint Proxy Statement, subject to prior review and consent by DBOP and Citi, respectively.

Section 3.31 No Other Representations and Warranties; Disclaimer.

(a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or joint ventures or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, Merger Sub I or any of their Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses or operations or (ii) any oral or written information presented to Parent, Merger Sub, Merger Sub I or any of their Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub, Merger Sub I, or any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Parent, Merger Sub or Merger Sub I in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent, Merger Sub or Merger Sub I furnished or made available to the Company or any of its Affiliates or Representatives. Without limiting the generality of the foregoing, the Company acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Affiliates or Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT, MERGER SUB AND MERGER SUB I

Except as (x) disclosed in the Parent SEC Documents filed with or furnished to the SEC at least one (1) Business Day prior to the date of this Agreement (it being agreed that disclosure of any information in such Parent SEC Documents shall be deemed disclosure of such information with respect to only such section or subsection of this Agreement to which the relevance of such information is readily apparent on its face and shall expressly exclude any disclosure contained in any such Parent SEC Documents contained in the “risk factors” section or in any forward-looking statement disclaimer and any other disclosures included in such Parent SEC Documents to the extent they are predictive or forward-looking in nature) or (y) set forth in the corresponding section or subsection of the disclosure letter delivered by Parent, Merger Sub or Merger Sub I to the Company contemporaneously with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), Parent, Merger Sub and Merger Sub I represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of Parent, Merger Sub and Merger Sub I and their respective Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate, limited liability company or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clauses (ii) or (iii), where the failure to have such power and authority or to be so qualified or licensed or in good standing, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent.

(b) Parent has previously made available to the Company true and complete copies of (i) Parent’s certificate of incorporation and bylaws and (ii) Merger Sub’s and Merger Sub I’s certificate of formation and limited liability company agreement, in each case as amended to the date of this Agreement (collectively, the “Parent Organizational Documents”), and each as so delivered is in full force and effect. Neither Parent, Merger Sub nor Merger Sub I is in violation of any applicable provisions of the Parent Organizational Documents. Parent has made available to the Company true and complete copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof as of the date of this Agreement) of all meetings of Parent, Merger Sub and Merger Sub I’s stockholders and/or members, as applicable, the Parent Board and each committee of Parent Board held between January 1, 2011 and the date of this Agreement, other than portions of such minutes that discuss this Agreement and the transactions contemplated hereby, including the Merger, or any current or prior alternatives thereto considered by Parent Board or any such committee.

Section 4.2 Capital Stock. The authorized capital stock of Parent consists of 300,000,000 shares of Parent Common Stock and 8,000,000 shares of preferred stock, par value $0.1 (the “Parent Preferred Stock”), consisting of 5,000,000 shares of Class B Stock, no par value (“Parent Class B Preferred Stock”), 2,500,000 shares of Convertible Preferred Stock, no par value (“Parent Convertible Preferred Stock”), and 20 shares of Class E Preferred Stock, no par value (“Parent Class E Preferred Stock”). As of the close of business on June 30, 2014, (i) 99,286,400 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) 57,395 shares of Parent Common Stock were held by Parent in its treasury, (iii) 1 shares of Parent Preferred Stock were issued and outstanding (excluding treasury shares), consisting of 0 shares of Parent Class B Preferred Stock, 0 shares of Parent Convertible Preferred Stock and 1 shares of Parent Class E Preferred Stock, (v) 0 shares of Parent Convertible Preferred Stock were held by Parent in its treasury, consisting of 0 shares of Parent Class B Preferred Stock, 0 shares of Parent Convertible Preferred Stock and 0 shares of Parent Class E Preferred Stock, (iv) 6,957,302 shares of Parent Common Stock were reserved for issuance pursuant to any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company in effect as of the date hereof (“Parent Equity Plans”) (of which 1,746,732 shares were subject to outstanding options to purchase shares of Parent Common Stock (“Parent Options”), 0 shares of Parent Restricted Stock, 2,954,091 shares were subject to outstanding restricted stock unit awards in respect of shares of Parent Common Stock (“Parent RSUs”), and 2,256,479 shares were subject to outstanding stock units granted under the Parent’s Performance Earnings Program in respect of shares of Parent Common Stock (“Parent PEP RSUs”)), and (iv) 0 shares of Parent Common Stock were reserved for issuance pursuant to the conversion of the Convertible Preferred Stock. The authorized equity interests of Merger Sub consist of limited liability company interests, of which all limited liability company interests are issued and outstanding, all of which limited liability company interests are beneficially owned by Parent. The authorized equity interests of Merger Sub I consist of limited liability company interests, of which all limited liability company interests are issued and outstanding, all of which shares are beneficially owned by Parent. All outstanding shares of capital stock of Parent, Merger Sub or Merger Sub I have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to or issued in violation of any purchase option, call option, right of first refusal, right of first offer, preemptive right, subscription right or any similar right under any provision of the DGCL, the DLLCA, the Parent Organizational Documents or any Contract to which Parent, Merger Sub or Merger Sub I is a party or is otherwise bound. No shares of capital stock of Parent, Merger Sub or Merger Sub I are owned by any Subsidiary of Parent, Merger Sub or Merger Sub I. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of Parent, Merger Sub or Merger Sub I have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, Merger Sub or Merger Sub I, free and clear of all Liens, other than transfer restrictions imposed by applicable securities laws. Neither Parent, Merger Sub or Merger Sub I nor any of their respective Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent, Merger Sub or Merger Sub I or such Subsidiary on any matter. Except as set forth above in this Section 4.2, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, Merger Sub or Merger Sub I, (B) securities of Parent, Merger Sub or Merger Sub I or any of their respective Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent, Merger Sub or Merger Sub I or other voting securities or equity interests of Parent, Merger Sub or Merger Sub I or any of their respective Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent, Merger Sub or Merger Sub I or any of their respective Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent, Merger Sub or Merger Sub I or any of their respective Subsidiaries, or obligations of Parent, Merger Sub or Merger Sub I or any of their respective Subsidiaries to issue, any shares of capital stock of Parent, Merger Sub or Merger Sub I or any of their respective Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent, Merger Sub or Merger Sub I or any of their respective Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of Parent, Merger Sub or Merger Sub I or any of their respective Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent, Merger Sub or Merger Sub I or any of their respective Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent, Merger Sub or Merger Sub I or any of their respective Subsidiaries.

Section 4.3 Subsidiaries. Section 4.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation, and each Joint Venture of Parent and its Subsidiaries that is a Significant Joint Venture or an incorporated joint venture as of the date hereof. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, joint ventures of Parent and its Subsidiaries and investments in marketable securities and cash equivalents, Parent does not own, directly or indirectly, any equity, incorporated membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing.

Section 4.4 Authority.

(a) Each of Parent, Merger Sub, and Merger Sub I has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the approval of a majority of the votes cast at the Parent Stockholders Meeting (such approval relating to the Parent Stock Issuance, the “Parent Stockholder Approval”), to consummate transactions contemplated hereby to which it is a party. The execution, delivery and performance of this Agreement by Parent, Merger Sub and Merger Sub I and the consummation by Parent, Merger Sub and Merger Sub I of the transactions contemplated hereby to which it is a party have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub and Merger Sub I, subject, in the case of the Parent Stock Issuance, to receipt of the Parent Stockholder Approval, subject, in the case of consummation of the Merger, to the approval of this Agreement by Parent as the sole member of Merger Sub, and subject, in the case of the consummation of the Second Merger, to the adoption of this Agreement by Parent as the sole member of Merger Sub I. This Agreement has been duly executed and delivered by Parent, Merger Sub and Merger Sub I and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent, Merger Sub and Merger Sub I, enforceable against each of Parent, Merger Sub and Merger Sub I in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Parent Board, at a meeting duly called and held at which all directors of Parent were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Merger, the Parent Stock Issuance and the other transactions contemplated hereby are fair to and in the best interests of Parent and its stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Mergers and Parent Stock Issuance, (iii) directing the Parent Stock Issuance be submitted to the stockholders of Parent for approval and (iv) resolving to recommend that Parent’s stockholders vote in favor of the Parent Stock Issuance (the “Parent Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as expressly permitted by Section 5.3.

(c) Parent, as the sole member of each of Merger Sub and Merger Sub I, has, by written consent, duly and unanimously approved this Agreement and the transactions contemplated hereby, including the Mergers, in accordance with the DLLCA, which written consent has not been subsequently rescinded, modified or withdrawn in any way and is the only approval of holders of any class of the capital stock of Merger Sub or Merger Sub I necessary to approve the transactions contemplated hereby, including the Mergers. No other vote of the holders of any class or series of the capital stock or other securities of Merger Sub and Merger Sub I is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Merger Sub and Merger Sub I.

(d) The Parent Stockholder Approval is the only vote of holders of any class of Parent’s capital stock necessary to approve the Parent Stock Issuance. No other vote of the holders of any class or series of the capital stock or other securities of Parent is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Parent, including the Mergers.

Section 4.5 No Conflict; Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent, Merger Sub or Merger Sub I in connection with the execution, delivery and performance of this Agreement by Parent, Merger Sub, Merger Sub I or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the pre-merger notification obligations of the HSR Act, the Canada Competition Act, the Ireland Competition Act and any applicable requirements of other Antitrust Laws, (ii) such filings and reports as required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state, federal or foreign securities, takeover and “blue sky” laws, (iii) the filing of the Certificate of Merger and Second Certificate of Merger with the Delaware Secretary of State as required by the DGCL and DLLCA, (iv) any filings required under the rules and regulations of the NYSE and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent.

Section 4.6 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished to the SEC on a timely basis, all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2011 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), (i) the Parent SEC Documents complied in all material respects with then applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of Parent (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (ii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iii) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount, and other adjustments described therein, including the notes thereto). Since December 31, 2013, Parent has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act.

(d) Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company a true, correct and complete summary of any such disclosures made by management to Parent’s auditors and audit committee.

(e) Since January 1, 2011, (i) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) to the Knowledge of Parent, no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported in writing evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2011, by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f) As of the date of this Agreement, to the Knowledge of Parent, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents filed on or prior to the date of this Agreement is subject to ongoing review or outstanding SEC comment or investigation. Parent has made available to the Company true, correct and complete copies of all written material correspondence between the SEC, on the one hand, and Parent and any of its Subsidiaries, on the other hand, occurring between January 1, 2011 and the date of this Agreement. To the Knowledge of Parent, there are no formal SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of Parent.

(g) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents.

(h) Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to Parent.

(i) No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

Section 4.7 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, and whether or not required to be recorded or reflected on a consolidated balance sheet of Parent and its Subsidiaries under GAAP, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as at September 30, 2013 included in the Parent SEC Documents (including the related notes and schedules thereto), (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since September 30, 2013, and (c) for liabilities and obligations incurred under or, to the extent incurred after the execution hereof, in accordance with this Agreement or in connection with the transactions contemplated by this Agreement.

Section 4.8 Certain Information. None of the information supplied or to be supplied by or on behalf of Parent, Merger Sub or Merger Sub I specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement, if prior to the Effective Time) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Joint Proxy Statement will, at the time it is first mailed to the Company’s stockholders and Parent’s stockholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting and at the time of the Parent Stockholders Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and Form S-4 will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, neither Parent, Merger Sub I nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

Section 4.9 Absence of Certain Changes or Events. Since September 27, 2013: (a) Parent and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course consistent with past practice; and (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.10 Litigation. There is no Action pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $10 million, (b) does not seek material injunctive or other non-monetary relief or (c) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent.

Section 4.11 Compliance with Laws. Since January 1, 2011, Parent and each of its Subsidiaries are and have been in compliance with all Laws applicable to their businesses, operations, properties or assets, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent. None of Parent or any of its Subsidiaries has received, since January 1, 2011, a written notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have in effect all Permits of all Governmental Entities necessary or advisable for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no violation of, or notice of alleged violation, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby.

Section 4.12 Benefit Plans.

(a) With respect to the “employee benefit plans” (within the meaning of section 3(3) of ERISA) to which Parent or its Subsidiaries has had or has any present or future liability, including all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect), whether formal or informal, written or oral, legally binding or not (the “Parent Plans”):

(i) except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect, each Parent Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and no reportable event, as defined in Section 4043 of ERISA, no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Parent Plan;

(ii) each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and, to the Knowledge of Parent, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Parent Plan;

(iii) the aggregate accumulated benefit obligations of the Parent Plans subject to Title IV of ERISA (as of the date of the most recent actuarial valuation prepared for such Company Plans and based on the discount rate and other actuarial assumptions used in such valuation) do not exceed the fair market value of the assets of such Parent Plans in the aggregate (as of the date of such valuation);

(iv) with respect to any Multiemployer Plan to which Parent, its Subsidiaries or any member of their Controlled Group (defined as any organization which is a member of a controlled group of organizations within the meaning of Code Sections 414(b), (c), (m) or (o)) has any liability or has contributed (or had at any time contributed or had an obligation to contribute) in the six (6) years prior to the date hereof: (A) none of Parent, its Subsidiaries or any member of their Controlled Group has incurred any withdrawal liability in the past six (6) years under Title IV of ERISA that remains unsatisfied or would be subject to any material withdrawal liability if, as of the Effective Time, Parent, its Subsidiaries or any member of their Controlled Group were to engage in a complete withdrawal (as defined in ERISA section 4203) or partial withdrawal (as defined in ERISA section 4205) from any such Multiemployer Plan and (B) no such Multiemployer Plan is in reorganization or insolvent (as those terms are defined in ERISA sections 4241 and 4245, respectively); and

(v) except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, with respect to each Parent Plan that is subject to Title IV of ERISA, Parent has not incurred, nor, to the Knowledge of Parent, does it reasonably expect to incur, any liability to Parent Plan or to the PBGC in connection with such Parent Plan (other than for premiums to the PBGC).

(b) The execution of this Agreement and the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any Parent Participant to severance pay under the terms of a Parent Plan, (ii) accelerate the time of payment, vesting or funding, or increase the amount of compensation due to any Parent Participant or (iii) cause or result in a limitation on the right of Parent or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Parent Plan or related trust.

(c) For purposes of this Agreement, “Parent Participant” shall mean current or former director, officer, employee, individual contractor or individual consultant of Parent or any of its Subsidiaries.

Section 4.13 Taxes. With respect to the following Sections 4.13(a), (b), (c), (e) and (g), except as would not have, and would not reasonably be expected to have, a Material Adverse Effect on Parent:

(a) Parent and each of its Subsidiaries has timely filed (after taking into account all applicable extensions) all Tax Returns required to be filed by them, and all such Tax Returns are true, correct and complete.

(b) Each of Parent and its Subsidiaries has paid or caused to be paid all Taxes due and payable.

(c) No deficiencies for any Taxes have been asserted, proposed or threatened in writing against Parent or any of its Subsidiaries that have not been satisfied by payment, settled or withdrawn.

(d) In the last three (3) years, there were no material Tax audits, investigations, examinations, administrative or judicial proceedings with respect to any Taxes of Parent or any of its Subsidiaries and no such audits, investigations, examinations, administrative or judicial proceedings are pending or threatened in writing.

(e) There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Permitted Liens.

(f) None of Parent or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2)-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(g) All material amounts of Tax required to be withheld by Parent and each of its Subsidiaries have been timely withheld and paid over to the appropriate Governmental Entity.

(h) Neither Parent nor any of its Subsidiaries has agreed to any extension of time with respect to an assessment or deficiency for material Taxes, which assessment or deficiency has not since been settled, and no such requests are pending.

(i) Neither Parent nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return under U.S. federal, state, local or foreign Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which Parent or one of its Subsidiaries was the common parent).

(j) No material written claim has ever been made by any taxing authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(k) There are no material Tax sharing, allocation, indemnification or similar agreements in effect between Parent or any of its Subsidiaries and any other party under which Parent or any of its Subsidiaries is liable for any material Taxes or other claims of any other party (other than agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes, such as leases, vendor and customer agreements, credit agreements, and purchase agreements).

(l) Neither Parent nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m) Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action (or failed to take any action), that could reasonably be expected to prevent or impede the Merger and the Second Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.14 Contracts. Section 4.14 of the Parent Disclosure Letter lists each Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Parent on a Current Report on Form 8-K (each, a “Parent Material Contract”). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent, (i) each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent and each of its Subsidiaries, and, to the Knowledge of Parent, each other party thereto, has performed all obligations required to be performed by it under each Parent Material Contract; and (iii) there is no default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the Knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received any notice of any such default, event or condition. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments thereto.

Section 4.15 Related Party Transactions. No present or former director or executive officer, or, to the Knowledge of Parent, any stockholder, partner, member, employee or Affiliate of Parent or any of its Subsidiaries, nor, to the Knowledge of Parent, any of such Person’s Affiliates or immediate family members is a party to any Contract with or binding upon Parent or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Parent SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed.

Section 4.16 Certain Payments.

(a) Neither Parent nor any of its Subsidiaries (nor, to the Knowledge of Parent, any of their respective directors, executives, representatives, agents or employees), except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the FCPA, including by making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (e) has made any illegal bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (f) taken any other action that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any employee, agent or representative of another company or entity in the course of their business dealings with Parent or any of its Subsidiaries, in order to unlawfully induce such person to act against the interest of his or her employer or principal. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent, there is no current, pending, or, to the Knowledge of Parent, threatened charges, proceedings, investigations, audits, or complaints against Parent or any of its Subsidiaries or, to the knowledge of Parent, any director, officer, agent, employee or Affiliate of Parent with respect to the FCPA or any other anti-corruption Law or regulation. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any director, officer, agent, employee or Affiliate of Parent or any of its Subsidiaries: (i) is, or is owned or controlled by, any Restricted Party; or (ii) has conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties, or countries subject to economic or trade sanctions imposed by a U.S. Governmental Entity, including without limitation, Burma (Myanmar), Cuba, Iran, Iraq, Libya, North Korea, Sudan and Syria, in violation of applicable Law, or has otherwise been in violation of any such sanctions, restrictions or any similar Law.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent, none of Parent or its Subsidiaries or, to the Knowledge of Parent, any of their respective directors, officers or employees is, or since January 1, 2011, has been, in violation of any Law applicable to its business, properties or operations and relating to: (i) the use of corporate funds relating to political activity or for the purpose of obtaining or retaining business; (ii) payments to government officials or employees from corporate funds; or (iii) bribes, rebates, payoffs, influence payments or kickbacks (including 42 U.S.C. 1320 a-7b(b), as amended or any applicable state anti-kickback or other similar state or federal laws).

(c) Parent and its Subsidiaries are currently, and have at all times been, in compliance in all materials respects with all applicable Laws relating to export controls, trade embargoes, and economic sanctions. Neither Parent nor any of its Subsidiaries has conducted any activity, nor caused, permitted, or allowed any other Person to conduct any activity, with respect to its business or its assets in violation in any material respect of Laws relating to export controls, including without limitation the Arms Export Control Act, the International Traffic in Arms Regulations, the International Emergency Economic Powers Act, the Export Administration Regulations, the Trading with the Enemy Act, or the various U.S. economic sanction and embargo programs codified in 31 C.F.R. Chapter V or in Executive Orders issued from time to time by the President of the United States or any other U.S. export regulations. Neither Parent nor any of its Subsidiaries is subject to any action of any Governmental Entity that would restrict its ability to engage in export transactions, bar it from exporting or otherwise limit in any material respect its exporting activities or sales to any Governmental Entity. Neither Parent nor any of its Subsidiaries has received any notice of material deficiencies in connection with any export controls, trade embargoes or economic sanctions matter from OFAC or any other Governmental Entity in its compliance efforts nor made any voluntary disclosures to OFAC or any other Governmental Entity of facts that could result in any material action being taken or any material penalty being imposed by a Governmental Entity against Parent or any of its Subsidiaries.

Section 4.17 Trade Practices . Neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any of their respective directors, officers or employees or any other Person acting on behalf of Parent or any of its Subsidiaries, has directly or indirectly, within the past five (5) years violated applicable Laws pertaining to the export, reexport or import of products, software, technologies, technical data, services restrictive trade practices or boycotts.

Section 4.18 Government Contracts. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent:

(a) Between January 1, 2011 and the date of this Agreement, to the Knowledge of Parent, with respect to each and every Government Contract to which Parent or any of its Subsidiaries is or, during such period, has been a party: (i) Parent or its Subsidiary, as applicable, has complied in all material respects with all material terms and conditions of such Government Contract; (ii) Parent or its Subsidiary, as applicable, complied in all material respects with all requirements of applicable Law pertaining to such Government Contract including but not limited to the Truth in Negotiations Act, the Federal Acquisition Regulation, and the Cost Accounting Standards; (iii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract were current, accurate and complete as of their effective date, and Parent complied in all material respects with all such representations and certifications; and (iv) no termination for default or cure notice or show cause notice under the Federal Acquisition Regulation has been issued in writing and remains unresolved (and is currently in effect as of the date of this Agreement) pertaining to any Government Contract or claim or request for equitable adjustment by Parent or any of its Subsidiaries by any Governmental Entity or prime contractor or subcontractor to a Governmental Entity.

(b) To the Knowledge of Parent, Parent and its Subsidiaries have not taken any action or received any written notice from a Governmental Entity, and are not parties to any litigation which would reasonably be expected to give rise to (i) liability under the False Claims Act, (ii) claims for price adjustments under the Truth in Negotiations Act or (iii) other written requests for reductions in the prices of the Government Contracts, including claims based on actual or alleged defective pricing. Excluding routine indirect rate audits and other routine Defense Contract Audit Agency audits (in which no material irregularities, material misstatements or material omissions were identified) within the past three (3) years, to the Knowledge of Parent, there has not been any material audit, inspection, survey or examination of records by a Governmental Entity of Parent or any of its Subsidiaries with respect to any material irregularity, material misstatement or material omission arising under or relating to any of its Government Contracts or Government Bids, or any of their respective employees or representatives with respect to such Government Contracts or Government Bids, nor, to Parent’s Knowledge, has Parent or any of its Subsidiaries received written or oral notice of any such audit, inspection, survey, examination of records or investigation that is reasonably likely to result in any material liability for Parent or any of its Subsidiaries.

(c) To Parent’s Knowledge, with respect to any Government Contract under which final payment was received by Parent or any of its Subsidiaries within three (3) years prior to the date hereof, Parent does not have credible evidence that a Principal, Employee, Agent, or Subcontractor (as such terms are defined by FAR 52.203-13(a)) of Parent or any of its Subsidiaries has committed a violation of federal criminal Law involving fraud, conflict of interest, bribery, or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act and neither Parent nor any of its Subsidiaries has conducted between January 1, 2011 and the date hereof a formal internal investigation (as evidenced by the express authorization of Parent Board (or a committee thereof) or the chief executive officer of Parent to commence a specific investigation) to determine whether credible evidence exists that a Principal, Employee, Agent, or Subcontractor of Parent or any Subsidiary has committed any such violations. Neither Parent nor any of its Subsidiaries has been, since January 1, 2011, nor is, as of the date hereof, a party to any material administrative or civil litigation involving alleged material false statements, false claims or other violations of federal Law with respect to any Government Contract.

(d) To Parent’s Knowledge, during the past three (3) years, none of Parent, any of its Subsidiaries nor any of their respective officers, directors or employees, has been or is under indictment, or civil, administrative or criminal investigation involving a Government Contract or Government Bid, including but not limited to any allegations of defective performance or work product, mischarging, factual misstatement, failure to act or other material omission or alleged irregularity. Within the past three (3) years, neither Parent nor any of its Subsidiaries has entered into any consent order or administrative agreement relating directly or indirectly to any Government Contract or Government Bid.

(e) Neither Parent nor any of its Subsidiaries or any of their respective directors or officers is, or has been during the last (3) years, formally suspended or debarred or, to the Knowledge of Parent, formally proposed for suspension or debarment by a U.S. Governmental Entity from participation in the award of contracts with any U.S. Governmental Entity or has been declared ineligible for contracting with any U.S. Governmental Entity.

(f) Parent and each of its Subsidiaries are in compliance with all applicable national security obligations and security measures required by their Government Contracts or applicable Law, including specifically the National Industrial Security Program Operating Manual, and there are no facts or circumstances that would, or would be reasonably likely to, result in the suspension or termination of government security clearances or that would be reasonably likely to render Parent or any of its Subsidiaries ineligible for such security clearances in the future.

Section 4.19 Brokers. No broker, investment banker, financial advisor or other Person, other than Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Moelis & Company LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub or Merger Sub I.

Section 4.20 Opinion of Financial Advisor. The Parent Board has received the separate opinions of BofA Merrill Lynch and Moelis & Company LLC, to the effect that, as of the date of such opinions, the Merger Consideration is fair, from a financial point of view, to Parent. A signed true and complete copy of each such opinion will be provided to the Company solely for informational purposes after receipt thereof by Parent.

Section 4.21 Merger Sub and Merger Sub I. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby, and has engaged in no business other than in connection with the transactions contemplated by this Agreement. Merger Sub I was formed solely for the purpose of engaging in the Second Merger and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

Section 4.22 Financing. Parent has delivered to the Company true and complete copies of (i) an executed commitment letter dated as of the date hereof (as the same may be amended pursuant to Section 5.15, the “Commitment Letter” and, together with the Fee Letter (as defined below), “Debt Financing Commitments”) pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (such amounts, the “Debt Financing”) and (ii) the fee letters referred to in such commitment letter (with only fee amounts, dates, pricing caps, other economic terms and market flex provisions redacted, none of which would adversely affect the amount or availability of the Debt Financing other than through original issue discount (as may be amended pursuant to Section 5.15, the “Fee Letter”). As of the date of this Agreement, none of the Debt Financing Commitments has been amended or modified, and the respective commitments contained in the Debt Financing Commitments have not been withdrawn or rescinded and, to the Knowledge of Parent, no withdrawal or rescission thereof is contemplated as of the date of this Agreement. As of the date of this Agreement, the Debt Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of Parent, to the Knowledge of Parent, the other parties thereto (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). There are no conditions precedent related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Financing Commitments. As of the date of this Agreement, no event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under the Debt Financing Commitments by Parent, Merger Sub or Merger Sub I or, to the Knowledge of Parent, any other party to the Debt Financing Commitments. As of the date of this Agreement, assuming the satisfaction of the conditions contained in Section 6.1 and Section 6.2, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it and contained in the Debt Financing Commitments. Parent has fully paid any and all commitment fees or other fees required by the terms of the Debt Financing Commitments to be paid on or before the date of this Agreement. Assuming the accuracy of the Company’s representations and warranties contained in Article III in all material respects and subject to the satisfaction of the conditions contained in Section 6.1 and Section 6.2, and assuming that the Debt Financing Commitments are funded in accordance with the terms thereof, Parent will have at Closing funds sufficient for the payment of (a) the aggregate cash portion of the Merger Consideration, (b) any and all fees and expenses required to be paid by Parent, Merger Sub and Merger Sub I in connection with the transactions contemplated by this Agreement, including pursuant to the Debt Commitments, (c) any other cash amounts required to be paid by Parent, Merger Sub or Merger Sub I pursuant to Article II hereof and (d) subject to the consummation of the Repurchase on the Closing Date (or, if not so consummated, then provided that any such funds may be subject to delayed draw conditions), the funding of any required refinancings or repayments of any existing Indebtedness of the Company in connection with the Mergers. In no event shall the receipt or availability of any funds or financing, including under the Debt Financing Commitments, by Parent, Merger Sub or Merger Sub I, or any Affiliate thereof be a condition to any of Parent’s, Merger Sub’s or Merger Sub I’s obligations hereunder.

Section 4.23 Solvency. None of Parent, Merger Sub nor Merger Sub I is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors thereof. Assuming the accuracy of the Company’s representations and warranties contained in Article III in all material respects and the satisfaction in full of the conditions set forth in Section 6.1 and Section 6.2, as of the Closing, immediately after giving effect to the consummation of the transactions contemplated by this Agreement, Parent on a consolidated basis with its Subsidiaries will be Solvent. For purposes of this Section 4.23, “Solvent” means, with respect to any Person, that:

(a) the amount of the fair value of the assets of Parent and its subsidiaries, on a consolidated basis as of such date, exceeds, on a consolidated basis, the amount of all liabilities of Parent and its subsidiaries on a consolidated basis, contingent or otherwise;

(b) the present fair saleable value of the property (on a going concern basis) of Parent and its subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured in the ordinary course of business;

(c) Parent and its subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured in the ordinary course of business; and

(d) Parent and its subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, any business or transaction contemplated as of the date hereof for which they have unreasonably small capital.

For purposes of this Section 4.23, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

Section 4.24 Ownership of Shares. None of Parent, Merger Sub, Merger Sub I or their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of Company Common Stock, and none of Parent, Merger Sub, Merger Sub I or their respective Affiliates has any rights to acquire any shares of Company Common Stock except pursuant to this Agreement. Neither Parent, Merger Sub nor Merger Sub I is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 4.25 No Other Representations and Warranties; Disclaimer.

(a) Except for the representations and warranties made by Parent, Merger Sub and Merger Sub I in this Article IV, none of Parent, Merger Sub, Merger Sub I or any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub or Merger Sub I or any of their Subsidiaries or joint venture of Parent and its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, and each of Parent, Merger Sub and Merger Sub I hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent, Merger Sub and Merger Sub I in this Article IV, neither Parent, Merger Sub or Merger Sub In or any other Person makes or has made any representation or warranty to the Company or any of their Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, Merger Sub, Merger Sub I, any of their Subsidiaries or their respective businesses or operations or (ii) any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, Merger Sub or Merger Sub I, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, each of Parent, Merger Sub and Merger Sub I acknowledges and agrees that neither the Company, nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub and Merger Sub I or any of their Affiliates or Representatives. Without limiting the generality of the foregoing, Parent, Merger Sub or Merger Sub I acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent, Merger Sub or Merger Sub I or any of their Affiliates or Representatives.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, (i) except as consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as required by applicable Law or (iii) as otherwise specifically required by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except (1) as set forth in Section 5.1(a) of the Company Disclosure Letter, (2) as required by applicable Law or (3) as specifically required by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), to:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly-owned Subsidiary of the Company to its parent, (B) purchase, redeem or otherwise acquire shares of its capital stock or other of its equity interests or of its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests (other than in connection with the exercise or vesting of Company Equity Awards (including in connection with any required withholding Taxes related to such exercise or vesting) outstanding as of the date of this Agreement in accordance with their terms as in effect on such date) or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of its capital stock on a deferred basis or other rights linked to the value of its shares of common stock, including pursuant to Contracts as in effect on the date hereof (other than the issuance of shares of Company Common Stock, upon the exercise or settlement of Company Equity Awards, outstanding as of the date of this Agreement in accordance with their terms as in effect on the date of this Agreement);

(iii) amend or otherwise change, or authorize or formally propose to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents); provided, however, that the organizational documents of the Subsidiaries of the Company (other than the Significant Subsidiaries) may be amended in the ordinary course of business consistent with past practice for administrative reasons solely so long as any such amendment does not violate any of the other restrictions or limitations in this Section 5.1(a), would not, individually or in the aggregate, reasonably be expected to be material to such Subsidiary or the Company and its Subsidiaries, as a whole, or prevent or materially delay the consummation of the transactions contemplated by this Agreement or be materially adverse to Parent or its Subsidiaries;

(iv) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to the Company and its Subsidiaries, other than acquisitions (1) of inventory acquired in the ordinary course of business consistent with past practice or (2) with a purchase price (inclusive of the total of assumed liabilities, including all operating liabilities, reserves and Indebtedness) that does not exceed $10 million individually or $50 million in the aggregate;

(v) directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than any Permitted Lien) or otherwise dispose in whole or in part of any of its properties, assets or rights or any interest therein that individually have a fair market value in excess of $10 million or $25 million in the aggregate or are otherwise material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole;

(vi) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii) (A) incur, create, assume or otherwise become liable for, any Indebtedness (other than (i) Indebtedness owed by the Company or any wholly-owned Subsidiary thereof to the Company or any wholly-owned Subsidiary thereof, (ii) guarantees of Indebtedness under the Existing Company Credit Facilities and guarantees of up to One Billion Dollars in currently outstanding Existing Company Notes, (iii) Indebtedness in an amount not to exceed $25 million in the aggregate outstanding at any time, (iv) Indebtedness incurred under the revolving credit facility of the Existing Company Credit Facilities in the ordinary course of business consistent with past practice, (v) Indebtedness in respect of capital leases and guarantees thereof, in each case incurred in the ordinary course of business consistent with past practice and (vi)(1) Indebtedness and guarantees thereof incurred under commitments in effect on the date hereof under the agreements set forth in clause 16 of Section 5.1(a) of the Company Disclosure Letter, and (2) any Indebtedness incurred in the ordinary course of business consistent with past practice to re-place or refinance Indebtedness incurred pursuant to the foregoing clause (vi)(1), provided that the principal amount of such Indebtedness is not increased, (B) repay or prepay, any Indebted-ness (other than the repayments or prepayments of Indebtedness incurred pursuant to clause (i), (iii), (iv), (v) or (vi) above), or (C) make any loans, advances or capital contributions to, or in-vestments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

(viii) incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that in the aggregate are in excess of $10 million;

(ix) (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $5 million individually or $25 million in the aggregate, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent audited financial statements (or the notes thereto) of the Company included in the Company SEC Documents (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (B) cancel any material Indebtedness owed to the Company or any of its Subsidiaries (other than Indebtedness owed by the Company or any of its Subsidiaries to the Company or any of its Subsidiaries), or (C) waive, release, grant or transfer any right of material value;

(x) (A) modify or amend in any material respect, or terminate or cancel (excluding terminations or cancellations upon expiration of the term thereof in accordance with their terms) or extend any Company Material Contract, except (1) in the ordinary course of business consistent with past practice or (2) solely in order to provide for any guarantee permitted by Section 5.1(a)(vii)(A)(ii); provided, that any modification or amendment of the Consolidated Leverage Ratio covenant in the Existing Company Credit Facilities or any defined term used therein (including without limitation the defined terms “Consolidated Leverage Ratio,” “Total Debt,” and “EBITDA”) shall be deemed to be a material amendment of the Existing Company Credit Facilities, (B) modify or amend the Indentures in any respect (except solely to provide for any guarantee permitted by Section 5.1(a)(vii)(A)(ii), (C) enter into any Contract that if in effect on the date hereof would be a Company Material Contract other than (1) in the ordinary course of business consistent with past practice or (2) relating to an incurrence or guarantee of Indebtedness specifically permitted in accordance with Section 5.1(a)(vii) above, (D) modify or amend any Contract so that it would become a Company Material Contract, except in the ordinary course of business consistent with past practice, or (E) obtain any waiver of any default or event of default with respect to the Consolidated Leverage Ratio covenant in the Existing Company Credit Facilities;

(xi) (A) except with respect to Actions (1) commenced in the ordinary course whether for monetary damages or equitable relief or (2) commenced outside the ordinary course that seek money damages only of no more than $50 million individually, commence any Action (other than an Action as a result of an Action commenced against the Company or any of its Subsidiaries), or (B) compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $5 million individually or $25 million in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company;

(xii) change its financial or accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets;

(xiii) settle or compromise any material liability for Taxes, file any amended Tax Return or claim for refund of Taxes, knowingly surrender any right to claim a refund of Taxes, change any Tax accounting method, make, revoke or modify any Tax election or file any Tax Return other than on a basis consistent with past practice;

(xiv) take or agree to take any action, fail to take any action or agree to refrain from any action that would, or could reasonably be expected to, prevent or impede the Merger and the Second Merger, taken together, from qualifying as a “reorganization” under Section 368(a) of the Code;

(xv) change its fiscal year;

(xvi) other than in the ordinary course of business consistent with past practice, except as required to comply with any applicable Law as in effect from time to time or except as required to comply with any Company Plan or Parent Plan, as applicable, as in effect as of the date hereof, (A) with respect to any current or former director, officer, employee or independent contractor of the Company or Parent, as applicable, whose annual base salary exceeds $250,000 (or whose base salary would exceed $250,000 after giving effect to any proposed increase in compensation), grant such individual any increase in compensation, bonus or other benefits, or any type of compensation or benefits that such individual was not previously receiving or entitled to receive, or pay any bonus of any kind or amount to any such individual, (B) grant or pay to any current or former director, officer, employee or independent contractor of the Company or Parent, as applicable, any material severance, change in control or termination pay, or make modifications thereto or increases therein, (C) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Company Plan or Parent Plan, as applicable, or awards made thereunder), (D) except with respect to renewals upon the expiration of any collective bargaining agreement or other labor union contract, adopt or enter into any collective bargaining agreement or other labor union contract, (E) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan or Parent Plan, as applicable, or (F) adopt any new employee benefit or compensation plan or arrangement or materially amend, materially modify or terminate any existing Company Plan or Parent Plan, as applicable, in each case for the benefit of any current or former director, officer, employee or independent contractor;

(xvii) without limiting the generality of Section 5.1(a)(xvi), adopt or otherwise implement any post-signing retention plan or program;

(xviii) fail to use reasonable best efforts to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries as currently in effect (except to the extent the Company and its Subsidiaries would not keep such coverage in force in the ordinary course of business);

(xix) renew or enter into any non-compete or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(xx) enter into any new line of business outside of the ordinary course of business;

(xxi) enter into any new lease or amend the terms of any existing lease of real property, in each case, that would require payments over the remaining term of such lease in excess of $25 million;

(xxii) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI not being satisfied or take any action that would reasonably be expected to materially impede or delay the consummation of the Merger and the other transactions contemplated hereby; or

(xxiii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice. Except as set forth in Section 5.1(b) of the Parent Disclosure Letter or as specifically required by this Agreement, Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it, and shall not, and shall not permit any of its Subsidiaries, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned Subsidiary of Parent to its parent or distributions in respect of any equity securities of Parent (including, without limitation, Parent RSUs) issued under the Parent Equity Plans pursuant to the terms of the applicable Parent Equity Plan and/or the award agreement governing such equity security;

(ii) amend or otherwise change, or authorize or propose to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents) in a manner that could reasonably be expected to adversely affect in any material respect the rights of the holders of Parent Common Stock;

(iii) make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital that would reasonably be expected to prevent or delay the Closing beyond the Outside Date or increase the likelihood of a failure to satisfy the conditions set forth in Section 6.1(b) or Section 6.1(c);

(iv) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of Parent;

(v) enter into any Contract that would reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Mergers and other transactions contemplated by this Agreement;

(vi) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to result in any of the conditions to the Mergers set forth in Article VI not being satisfied or take any action that would reasonably be expected to materially impede or delay the consummation of the Merger and the other transactions contemplated hereby;

(vii) (A) except with respect to Actions (1) commenced in the ordinary course whether for monetary damages or equitable relief or (2) commenced outside the ordinary course that seek money damages only of no more than $50 million individually, commence any Action (other than an Action as a result of an Action commenced against Parent or any of its Subsidiaries), or (B) compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $5 million individually or $25 million in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, Parent;

(viii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions;

(ix) take or agree to take any action, fail to take any action or agree to refrain from any action that would, or could reasonably be expected to, prevent or impede the Merger and the Second Merger, taken together, from qualifying as a “reorganization” under Section 368(a) of the Code; or

(x) No action or inaction by Parent with respect to matters specifically addressed in another provision of this Agreement (including without limitation Section 5.6) shall be deemed a breach of this Section 5.1(b) unless such action constitutes a breach of such other provision of this Agreement and, in the case of Section 5.6 specifically, a breach of Section 5.6.

(c) Nothing contained in this Agreement will give the Company, directly or indirectly, the right to control Parent or any of its Subsidiaries or direct the business or operations of Parent or any of its Subsidiaries prior to the Effective Time. Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control the Company or any of its Subsidiaries or direct the business or operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place the Company or Parent in violation of any applicable Law.

Section 5.2 Company No Solicitation; Company Recommendation of the Merger.

(a) The Company shall not, and shall not permit or authorize any of its Subsidiaries or any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or endorse, encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Company Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Company Acquisition Proposal, (ii) enter into, continue or otherwise solicit, initiate or encourage or participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, or facilitate in any way any effort by, any Person in connection with any Company Acquisition Proposal, (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract regarding, or that is intended to result in, or would reasonably be expected to lead to, any Company Acquisition Proposal, or (iv) resolve, agree or formally propose to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and any director or officer of the Company or its Subsidiaries to, and the Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal in the prior eighteen (18) months, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal, and shall enforce the provisions of any such agreement.

(b) Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (1) the Company receives a written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Company Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.2, (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal, (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would constitute a breach of its fiduciary duties to the stockholders of the Company under applicable Law, and (5) the Company has provided at least four (4) Business Days’ notice to Parent of its intent to furnish information to or enter into discussions with such Person, then the Company may (x) furnish information to the Person making such Company Acquisition Proposal pursuant to a customary confidentiality agreement substantially similar to, and no less favorable to the Company than those set forth in the Confidentiality Agreement (including in any standstill agreement set forth therein); provided, that any non-public information provided to any such Person shall have been previously provided to Parent or shall be provided to Parent prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal.

(c) Neither the Company Board nor any committee thereof shall:

(i) (A) withdraw (or modify or qualify in any manner adverse to Parent, Merger Sub, or Merger Sub I) the recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (B) recommend or otherwise declare advisable the approval by the Company stockholders of any Company Acquisition Proposal, or (C) resolve, agree or formally propose to take any such actions (each such action set forth in this Section 5.2(c)(i) being referred to herein as an “Company Adverse Recommendation Change”); or

(ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (each, an “Company Alternative Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Company Acquisition Proposal, or resolve, agree or publicly propose to take any such actions (other than a confidentiality agreement as permitted by Section 5.2(b)).

Notwithstanding the foregoing, at any time prior to obtaining Company Stockholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its fiduciary duties to the stockholders of the Company under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 5.2, (x) make a Company Adverse Recommendation Change in response to either (I) a Company Superior Proposal or (II) a Company Intervening Event, or (y) solely in response to a Company Superior Proposal received after the date hereof that was unsolicited and did not otherwise result from a breach of this Section 5.2, cause the Company to terminate this Agreement in accordance with Section 7.1(d)(iii) and concurrently enter into a binding Alternative Acquisition Agreement with respect to such Company Superior Proposal; provided, however, that the Company may not make a Company Adverse Recommendation Change in response to a Company Superior Proposal or terminate this Agreement in response to a Company Superior Proposal unless:

(A) the Company notifies Parent in writing at least four (4) Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Company Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Company Superior Proposal shall require a new written notice by the Company and a new four (4) Business Day period); and

(B) if the Parent makes a proposal during such four (4) Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Company Superior Proposal continues to be a Company Superior Proposal and that the failure to make a Company Adverse Recommendation Change or terminate this Agreement, as applicable, would result in a breach of its fiduciary duties to the stockholders of the Company under applicable Law;

provided further, that the Company Board may not make a Company Adverse Recommendation Change in response to a Company Intervening Event unless:

(1) the Company provides Parent with written information describing such Company Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(2) the Company keeps Parent reasonably informed of developments with respect to such Company Intervening Event;

(3) the Company notifies Parent in writing at least four (4) Business Days before making a Company Adverse Recommendation Change with respect to such Company Intervening Event of its intention to do so and specifies the reasons therefor; and

(4) if Parent makes a proposal during such four (4) Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Company Adverse Recommendation Change would result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Law.

During the four (4) Business Day period prior to its effecting a Company Adverse Recommendation Change or terminating this Agreement as referred to above, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent.

(d) In addition to the obligations of the Company set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(c), the Company promptly (and in any event within 24 hours of receipt) shall advise Parent in writing in the event the Company or any of its Subsidiaries or Representatives receives (i) any indication by any Person that it is considering making a Company Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates a Company Acquisition Proposal, or (iii) any proposal or offer that is or is reasonably likely to lead to a Company Acquisition Proposal, in each case together with the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. The Company shall keep Parent informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Company Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Company Acquisition Proposal pursuant to Section 5.2(a), Section 5.2(b) and Section 5.2(c), and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(e) The Company agrees that any violation of the restrictions set forth in Section 5.2 by any Representatives of the Company or any of its Subsidiaries, whether or not such person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed a breach of this Agreement by the Company.

(f) The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 5.2, and represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(g) The Company shall not take any action to exempt any Person (other than Parent, Merger Sub, Merger Sub I and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing, in each case unless such actions are taken substantially concurrently with a termination of this Agreement pursuant to Section 7.1(d)(iii).

(h) (i) Nothing contained in Section 5.2 shall prohibit the Company or its Subsidiaries from taking and disclosing a position required by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act and (ii) no disclosure that the Company Board may determine (after consultation with counsel) that it or the Company is required to make under applicable Law shall constitute a violation of this Agreement; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change (including for purposes of Section 7.1(c)(ii)) unless the Company Board expressly reaffirms its recommendation to its stockholders in favor of the approval of this Agreement in such disclosure.

(i) For purposes of this Agreement:

(i) “Company Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase by a third Person or group of Persons (other than Parent, Merger Sub, Merger Sub I or their Affiliates), in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of the Company and its Subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 20% or more of any class of capital stock, other equity securities or voting power of the Company (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such common stock or other securities representing such), any of its Subsidiaries or any resulting parent company of the Company, in each case other than the Mergers and other transactions contemplated by this Agreement.

(ii) “Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects, including the expected timing and risks, of the proposal and the Person making the proposal, including the financing terms thereof (which shall not include a financing condition and, if financing is required, such financing is then fully committed) and including any adjustment to the terms and conditions proposed by Parent in response to such proposal, is (A) more favorable to the stockholders of the Company than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and (B) reasonably likely of being completed on terms proposed on a timely basis; provided, that, for purposes of this definition of “Company Superior Proposal,” references in the term “Company Acquisition Proposal” to “20%” shall be deemed to be references to “50%”; and

(iii) “Company Intervening Event” means a material event or circumstance that was not known to the Company Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the Company Board prior to the receipt of the Company Stockholder Approval; provided, that in no event shall the receipt, existence or terms of a Company Acquisition Proposal or any matter relating thereto or consequence thereof constitute a Company Intervening Event.

Section 5.3 Parent No Solicitation; Parent Recommendation of the Merger.

(a) Parent shall not, and shall not permit or authorize any of its Subsidiaries or any of its or its Subsidiaries Representatives to, directly or indirectly, (i) solicit, initiate or endorse, encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Parent Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Parent Acquisition Proposal, (ii) enter into, continue or otherwise solicit, initiate or encourage or participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, or facilitate in any way any effort by, any Person in connection with any Parent Acquisition Proposal, (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract regarding, or that is intended to result in, or would reasonably be expected to lead to, any Parent Acquisition Proposal, or (iv) resolve, agree or propose to do any of the foregoing. Parent shall, and shall cause each of its Subsidiaries and any director or officer of Parent or its Subsidiaries to, and the Representatives of Parent and its

Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal in the prior eighteen (18) months, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal, and shall enforce the provisions of any such agreement.

(b) Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Parent Stockholder Approval, (1) Parent receives a written Parent Acquisition Proposal that the Parent Board believes in good faith to be bona fide, (2) such Parent Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 5.3, (3) the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Parent Acquisition Proposal constitutes or is reasonably likely to lead to a Parent Superior Proposal, (4) the Parent Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would constitute a breach of its fiduciary duties to the stockholders of Parent under applicable Law, and (5) Parent has provided at least four (4) Business Days’ notice to the Company of its intent to furnish information to or enter into discussions with such Person, then Parent may (x) furnish information to the Person making such Parent Acquisition Proposal pursuant to a customary confidentiality agreement substantially similar to, and no less favorable to Parent, than those set forth in the Confidentiality Agreement (including any standstill agreement set forth therein) and (y) shall not include any provision calling for any exclusive right to negotiate with such Person or having the effect of prohibiting Parent from satisfying its obligations under this Agreement); provided, that any non-public information provided to any such Person shall have been previously provided to the Company or shall be provided to the Company prior to or concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Parent Acquisition Proposal regarding such Parent Acquisition Proposal.

(c) Neither the Parent Board nor any committee thereof shall:

(i) (A) withdraw (or modify or qualify in any manner adverse to the Company) the recommendation or declaration of advisability by the Parent Board or any such committee of the Parent Stock Issuance, (B) recommend or otherwise declare advisable the approval by Parent stockholders of any Parent Acquisition Proposal, or (C) resolve, agree or formally propose to take any such actions (each such action set forth in this Section 5.3(c)(i) being referred to herein as an “Parent Adverse Recommendation Change”); or

(ii) cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (each, a “Parent Alternative Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Parent Acquisition Proposal, or resolve, agree or publicly propose to take any such actions (other than a confidentiality agreement as permitted by Section 5.3(b)).

Notwithstanding the foregoing, at any time prior to obtaining Parent Stockholder Approval, the Parent Board may, if the Parent Board determines in good faith (after consultation with outside counsel) that the failure to do so would result in a breach of its fiduciary duties to the stockholders of Parent under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by the Company pursuant to this Section 5.3, (x) make a Parent Adverse Recommendation Change in response to either (I) a Parent Superior Proposal or (II) a Parent Intervening Event, or (y) solely in response to a Parent Superior Proposal received after the date hereof that was unsolicited and did not otherwise result from a breach of this Section 5.3, cause Parent to terminate this Agreement in accordance with Section 7.1(c)(iii) and concurrently enter into a binding Parent Alternative Acquisition Agreement with respect to such Parent Superior Proposal; provided, however, that Parent may not make a Parent Adverse Recommendation Change in response to a Parent Superior Proposal or terminate this Agreement in response to a Parent Superior Proposal unless Parent notifies the Company in writing at least four (4) Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Parent Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Parent Superior Proposal shall require a new written notice by Parent and a new four (4) Business Day period);

provided further, that the Parent Board may not make a Parent Adverse Recommendation Change in response to a Parent Intervening Event unless:

(1) Parent provides the Company with written information describing such Parent Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(2) Parent keeps the Company reasonably informed of developments with respect to such Parent Intervening Event;

(3) Parent notifies the Company in writing at least four (4) Business Days before making a Parent Adverse Recommendation Change with respect to such Parent Intervening Event of its intention to do so and specifies the reasons therefor; and

(4) if the Company makes a proposal during such four (4) Business Day period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Company continues to determine in good faith (after consultation with outside counsel) that the failure to make such Parent Adverse Recommendation Change would result in a breach of its fiduciary obligations to the stockholders of Parent under applicable Law.

During the four (4) Business Day period prior to its effecting a Parent Adverse Recommendation Change or terminating this Agreement as referred to above, Parent shall, and shall cause its financial and legal advisors to, negotiate with the Company in good faith (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Company.

(d) In addition to the obligations of Parent set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(c), Parent promptly (and in any event within 24 hours of receipt) shall advise the Company in writing in the event Parent or any of its Subsidiaries or Representatives receives (i) any indication by any Person that it is considering making a Parent Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates a Parent Acquisition Proposal, or (iii) any proposal or offer that is or is reasonably likely to lead to a Parent Acquisition Proposal, in each case together with the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. Parent shall keep the Company informed (orally and in writing) in all material respects on a timely basis of the status and details (including, within 24 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Parent Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, Parent shall promptly (and in any event within 24 hours) notify the Company orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Parent Acquisition Proposal pursuant to Section 5.3(a), Section 5.3(b) or Section 5.3(c), and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(e) Parent agrees that any violation of the restrictions set forth in Section 5.3 by any Representatives of Parent or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Parent or any of its Subsidiaries or otherwise, shall be deemed a breach of this Agreement by Parent.

(f) Parent shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict Parent’s ability to comply with any of the terms of this Section 5.3, and represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(g) (i) Nothing contained in Section 5.3 shall prohibit Parent or its Subsidiaries from taking and disclosing a position required by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act and (ii) no disclosure that the Parent Board may determine (after consultation with counsel) that it or Parent is required to make under applicable Law shall constitute a violation of this Agreement; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Parent Adverse Recommendation Change (including for purposes of Section 7.1(d)(ii)) unless the Parent Board expressly reaffirms its recommendation to its stockholders in favor of the Parent Stock Issuance in such disclosure.

(h) For purposes of this Agreement:

(i) “Parent Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase by a third Person or group of Persons, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of Parent and its Subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the total assets (based on fair market value) of Parent and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 20% or more of any class of capital stock, other equity securities or voting power of Parent (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such common stock or other securities representing such), any of its Subsidiaries or any resulting parent company of Parent, in each case other than the Mergers and other transactions contemplated by this Agreement.

(ii) “Parent Superior Proposal” means any unsolicited bona fide written Parent Acquisition Proposal that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects, including the expected timing and risks, of the proposal and the Person making the proposal, including the financing terms thereof, is (A) more favorable to the stockholders of Parent than the Merger and the other transactions contemplated by this Agreement and (B) reasonably likely of being completed on terms proposed on a timely basis; provided, that, for purposes of this definition of “Parent Superior Proposal,” references in the term “Parent Acquisition Proposal” to “20%” shall be deemed to be references to “50%”; and

(iii) “Parent Intervening Event” means a material event or circumstance that was not known to the Parent Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the Parent Board prior to the receipt of the Parent Stockholder Approval; provided, that in no event shall the receipt, existence or terms of a Parent Acquisition Proposal or any matter relating thereto or consequence thereof constitute a Parent Intervening Event.

Section 5.4 Preparation of Form S-4 and Joint Proxy Statement; Stockholders’ Meetings.

(a) As promptly as practicable after the date of this Agreement, (i) Parent and the Company shall jointly prepare and file with the SEC a proxy statement (as amended or supplemented from time to time, the “Joint Proxy Statement”) to be sent to the stockholders of Parent relating to the special meeting of Parent’s stockholders (the “Parent Stockholders Meeting”) to be held to consider the Parent Stock Issuance and the stockholders of the Company relating to the special meeting of the Company’s stockholders (the “Company Stockholders Meeting”) to be held to consider the adoption of this Agreement, (ii) the Company, in consultation with Parent, shall set a record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith and (iii) Parent, in consultation with the Company, shall set a record date for the Parent Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the

Exchange Act in connection therewith. As promptly as practicable following the date of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of shares of Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. The Company and Parent shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company’s stockholders and Parent’s stockholders, respectively, as promptly as practicable after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without providing the other a reasonable opportunity to review and comment thereon and without the other’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to stockholders of the Company and Parent; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.

(b) As promptly as practicable, but in no event more than five (5) Business Days, after the Form S-4 is declared effective under the Securities Act, the Company shall duly call and give notice of, and as promptly as practicable, but in no event later than 30 days, after the Form S-4 is declared effective under the Securities Act, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval and matters related thereto. Except in the case of a Company Adverse Recommendation Change specifically permitted by Section 5.2(c), the Company, (A) through the Company Board, shall (i) recommend to its stockholders that they adopt this Agreement and the transactions contemplated hereby and (ii) include such recommendation in the Joint Proxy Statement; (B) use its reasonable best efforts to obtain the Company Stockholder Approval; and (C) through the Company Board, shall publicly reaffirm within 72 hours its recommendation that the Company stockholders adopt this Agreement and the transactions contemplated hereby after any Company Acquisition Proposal or any modification thereto is first publicly announced or distributed to the Company’s stockholders and is publically rejected by the Company Board, upon a request by Parent.

(c) The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Stockholders Meeting; provided the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholders Meeting for a period not to exceed ten (10) Business Days after the date on which the original Company Stockholders Meeting was scheduled to be held (but prior to the date that is two (2) Business Days prior to the Outside Date) (i) if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement), there are insufficient shares of Company Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, (ii) after consultation with Parent, if the failure to adjourn or postpone the Company Stockholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Joint Proxy Statement, (iii) after consultation with Parent to solicit additional proxies if necessary to obtain the Company Stockholder Approval, or (iv) if the Company has delivered to Parent a bona fide notice contemplated by Section 5.2(c). Parent may require the Company to adjourn, delay or postpone the Company Stockholders Meeting once for a period not to exceed 30 calendar days after the date on which the original Company Stockholders Meeting was scheduled to be held (but prior to the date that is two (2) Business Days prior to the Outside Date) to solicit additional proxies necessary to obtain the Company Stockholder Approval. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Law or the Company’s organizational documents. Without the prior written consent of Parent, the adoption of this Agreement and the transactions contemplated hereby (including the Merger) shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the approval of this Agreement and the transactions contemplated hereby) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting. The Company agrees that its obligations pursuant to this Section 5.4 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal or Company Superior Proposal or the making of any Company Adverse Recommendation Change.

(d) As promptly as practicable, but in no event more than five (5) Business Days, after the Form S-4 is declared effective under the Securities Act, Parent shall duly call and give notice of, and as promptly as practicable, but in no event later than 30 days, after the Form S-4 is declared effective under the Securities Act, convene and hold the Parent Stockholders Meeting for the purpose of obtaining the Parent Stockholder Approval and matters related thereto. Except in the case of a Parent Adverse Recommendation Change specifically permitted by Section 5.3(c), in connection with the Parent Stockholders Meeting, Parent, (A) through the Parent Board, shall (i) recommend approval of the Parent Stock Issuance to the Parent stockholders and (ii) include such recommendation in the Joint Proxy Statement; and (B) use its reasonable best efforts to obtain the Parent Stockholder Approval.

(e) Parent shall not, without the prior written consent of the Company, adjourn or postpone the Parent Stockholders Meeting; provided that Parent may, without the prior written consent of the Company adjourn or postpone the Parent Stockholders Meeting for a period not to exceed ten (10) Business Days after the date on which the original Parent Stockholders Meeting was scheduled to be held (but prior to the date that is two (2) Business Days before the Outside Date) (i) if, as of the time for which the Parent Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement), there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, (ii) after consultation with the Company, if the failure to adjourn or postpone the Parent Stockholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Joint Proxy Statement, (iii) after consultation with the Company, to solicit additional proxies if necessary to obtain the Parent Stockholder Approval or (iv) if Parent has delivered to the Company a bona fide notice contemplated by Section 5.3(c). The Company may require Parent to adjourn, delay or postpone the Parent Stockholders Meeting once for a period not to exceed 30 calendar days after the date on which the original Parent Stockholders Meeting was scheduled to be held (but prior to the date that is two (2) Business Days prior to the Outside Date) to solicit additional proxies necessary to obtain the Parent Stockholder Approval. Once Parent has established a record date for the Parent Stockholders Meeting, Parent shall not change such record date or establish a different record date for the Parent Stockholders Meeting without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Law or Parent’s organizational documents. Without the prior written consent of the Company, the approval of the Parent Stock Issuance shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by Parent’s stockholders in connection with the approval of this Agreement and the transactions contemplated hereby) that Parent shall propose to be acted on by the stockholders of Parent at the Parent Stockholders Meeting. Parent agrees that its obligations pursuant to this Section 5.4 shall not be affected by the commencement, public proposal, public disclosure or communication to the Parent of any Parent Acquisition Proposal or Parent Superior Proposal or the making of any Parent Adverse Recommendation Change.

(f) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same date.

Section 5.5 Access to Information; Confidentiality.

(a) Each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the other party and its respective Representatives reasonable access during normal business hours, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, such party shall, and shall cause each of its Subsidiaries to, furnish promptly to the other party: (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request (including Tax Returns filed and those in preparation and the workpapers of its auditors); provided, however, that either party may withhold any document or information (i) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business (provided that the withholding party shall use commercially reasonable efforts to obtain the required consent of such third party to provide such access or disclosure), (ii) to the extent such disclosure would contravene applicable Law (including any fiduciary duty) (provided that the withholding party shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law (including any fiduciary duty)) or (iii) that is subject to any attorney-client privilege (provided that the withholding party shall use commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege). Without limiting the generality of the foregoing, each of the Company and Parent shall, within two (2) Business Days of a request by the other party therefor, provide to such other party the information described in Rule 14a-7(a)(2)(ii) under the Exchange Act. All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Parent and the Company dated as of March 31, 2014 (the “Confidentiality Agreement”), except that Parent, its Subsidiaries and their respective Representatives shall be permitted to disclose such information to potential financing sources and to rating agencies during the syndication and marketing of the Debt Financing subject to customary confidentiality undertakings by such potential financing sources. The obligations and limitations included in this Section 5.5 shall not be deemed to limit or otherwise affect the Company’s obligations in Section 5.15(b) of this Agreement.

(b) No investigation pursuant to this Section 5.5 or information provided, made available or delivered to Parent or the Company pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 5.6 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required and advisable consents, approvals, clearances or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Company Material Contract, (ii) obtain all required and advisable actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all required and advisable registrations, declarations and filings and take all steps as may be necessary and advisable to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, including (A) any application for approval from the United States Nuclear Regulatory Commission (“NRC”) and the relevant state Governmental Entities for approval of the indirect change in control of the Company’s nuclear materials licenses, (B) filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice, under the Canada Competition Act with the Competition Bureau, under the Ireland Competition Act with the Competition Authority of Ireland and under any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, competition, antitrust or restraint of trade (collectively, “Antitrust Laws”), and (C) notwithstanding any other provision of this Agreement, in the case of the Company assist Parent to promptly make all filings that Parent determines are advisable in Parent’s sole discretion with any competition agency, jurisdiction or other Governmental Entity that enforces any Antitrust Law, regardless of whether such filings are voluntary or discretionary, or whether the parties hereto are required by any Law to make any such filings, (iii) promptly and substantially comply with any requests by a Governmental Entity for additional information or documentary material, (iv) vigorously resist and contest any Action, including administrative or judicial Action, and seek to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Merger and the other transactions contemplated hereby, including, without limitation, by vigorously pursuing all avenues of administrative and judicial appeal and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent. Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and the Company shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall permit the other to review in advance (and to consider in good faith any comments made by the other in relation to) any proposed communication to a Governmental Entity and shall provide the other party and its counsel with the opportunity to participate in any meeting or other communication with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby, provided, however, that notwithstanding the foregoing, (i) Parent shall be entitled, after consultation with the Company, to make all strategic and tactical decisions as to the manner in which to obtain any consents, waivers, and/or approvals, including, but not limited to any decision to make any filing with any Governmental Entity, and (ii) Parent and the Company may redact materials (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable attorney-client privilege or confidentiality concerns.

(b) In furtherance of the foregoing, and subject to the remainder of this Section 5.6(b) and Section 5.6(c), Parent shall and, shall cause its Subsidiaries to, propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or any of its Subsidiaries, or effective as of the Effective Time, the Company or its Subsidiaries, or otherwise offer to take or offer to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, properties or services of Parent, any of its Subsidiaries, the Ultimate Surviving Entity or its Subsidiaries) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, in each case, as may be required in order to enable the Closing to occur not later than the Outside Date (or if such date is extended pursuant to the terms of Section 7.1(b)(i), the Termination Date). Notwithstanding the foregoing, neither Parent nor any of its Subsidiaries shall be required to propose, negotiate, commit to or effect any such action that would (i) require or result in the sale, divestiture or other direct or indirect disposition of any assets, businesses or rights of Parent or any of its Subsidiaries or any assets, business, or rights of the Company or any of its Subsidiaries or (ii) limit Parent’s, the Company’s or any of their respective Subsidiaries’ freedom of action with respect to, or its or their ability to retain, contain, conduct, consolidate or otherwise control, any of Parent’s or its Subsidiaries’ assets, rights or businesses, or any of the Company or its Subsidiaries’ assets, rights or businesses, if such sale, divestiture, disposition, or limitation, if agreed to, would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries, as a whole (after giving effect to the Merger and the other transactions contemplated by this Agreement).

(c) Notwithstanding anything in this Agreement to the contrary, the Company shall not, without the consent of Parent, publicly or before any Governmental Entity or other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any sale, divestiture, disposition, prohibition or limitation or other action of a type described in Section 5.6(b).

Section 5.7 Takeover Laws. The Company, Parent, the Company Board and the Parent Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger, the Second Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger, the Second Merger or any of the other transactions contemplated hereby, take all action necessary to ensure that the Merger, the Second Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger, the Second Merger and the other transactions contemplated hereby.

Section 5.8 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) any other notice or communication from any Governmental Entity or the NYSE in connection with the transactions contemplated hereby, and (c) any Action commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies of the Company or Parent available hereunder and no information delivered pursuant to this Section 5.8 shall update any section of the Company Disclosure Letter or the Parent Disclosure Letter or shall affect the representations or warranties of the parties hereunder.

Section 5.9 Indemnification, Exculpation and Insurance.

(a) From and after the Effective Time, each of Parent, Merger Sub, Merger Sub I, the Surviving Corporation and the Ultimate Surviving Entity agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Laws, each present and former director and officer of the Company and its Subsidiaries (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer, employee or agent of the Company or its Subsidiaries or services performed by such Indemnified Parties at the request of the Company or its Subsidiaries at or prior to the Second Effective Time, whether asserted or claimed prior to, at or after the Second Effective Time, including the Mergers. Each of Parent, Merger Sub, Merger Sub I, the Surviving Corporation and the Ultimate Surviving Entity shall also pay expenses (including attorney’s fees) incurred by an Indemnified Party in advance of the final disposition of any such claim, action, suit, proceeding or investigation to the fullest extent permitted under applicable Laws.

(b) The rights of the Indemnified Parties under this Section 5.9 shall be in addition to any rights such Indemnified Parties may have under the Company Charter or the Company Bylaws and the certificate of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries, or under any applicable Contracts or Laws. Parent, Merger Sub and Merger Sub I agree that all rights to indemnification, advancement of expenses and exculpation of liabilities existing in favor of the Indemnified Parties as in effect on the date of this Agreement for acts or omissions occurring prior to the Second Effective Time shall be assumed and performed by the Ultimate Surviving Entity and shall continue in full force and effect in accordance with their terms.

(c) For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Parent) for acts or omissions occurring prior to the Effective Time; provided, that Parent may (i) substitute therefor policies of an insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the Company’s existing policies as of the date hereof or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); provided, however, the Company may, at its election, obtain prior to the Effective Time a “tail” policy with respect to such directors’ and officers’ liability insurance with policy limits, terms and conditions at least as favorable to the directors and officers covered under such insurance policy as the limits, terms and conditions in the existing policies of the Company; provided, further, however, that in no event shall Parent or the Company be required to pay annual premiums for insurance under this Section 5.9(c) in excess of 300% of the amount of the annual premiums paid by the Company for fiscal year 2014 for such purpose (which fiscal year 2014 premiums are hereby represented and warranted by the Company to be as set forth in Section 5.9(c) of the Company Disclosure Letter) (the aggregate amount of such annual premiums, the “Maximum Premium”), it being understood that Parent and the Company shall nevertheless be obligated to provide as much coverage as may be obtained for the Maximum Premium. Notwithstanding the preceding, the Company may at its option purchase a “tail” policy prior to the Effective Time, in which case Parent’s only obligations pursuant to this Section 5.9(c) shall be to maintain such “tail” policy in full force and effect and continue to honor the obligations thereunder and Parent shall not be otherwise required under this Section 5.9(c) to cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance; provided, further, that the Company may not expend more than the Maximum Premium for such “tail” policy.

(d) In the event that Parent, the Ultimate Surviving Entity or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Ultimate Surviving Entity assumes the obligations set forth in this Section 5.9.

(e) The provisions of this Section 5.9 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 5.10 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger, and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 5.11 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company and/or its officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement in accordance with the terms of a mutually agreed upon joint defense agreement. The Company shall not enter into any settlement agreement in respect of any stockholder litigation against the Company and/or its directors or officers relating to the Merger or any of the other transactions contemplated hereby without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Parent shall give the Company the opportunity to participate in the defense and settlement of any stockholder litigation against Parent and/or its officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement in accordance with the terms of a mutually agreed upon joint defense agreement. Parent shall not enter into any settlement agreement in respect of any stockholder litigation against Parent and/or its directors or officers relating to the Merger or any of the other transactions contemplated hereby without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.12 Dividends. After the date of this Agreement, each of the Company and Parent shall coordinate with the other the declaration of any dividends in respect of Company Common Stock and Parent Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Company Common Stock, on the one hand, and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger, on the other.

Section 5.13 Public Announcements. Each of Parent, Merger Sub and Merger Sub I, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release of Parent and the Company in a form that is mutually agreed.

Section 5.14 Section 16 Matters. Prior to each of the Effective Time and the Second Effective Time, each of Parent and the Company or the Ultimate Surviving Entity, as applicable, shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to such Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Financing.

(a) Each of Parent, Merger Sub and Merger Sub I shall use its reasonable best efforts (taking into account the expected timing of the Marketing Period) to take (or cause to be taken) all actions, and to do (or cause to be done) all things necessary, proper or advisable to consummate and obtain the proceeds of the Debt Financing contemplated by the Debt Financing Commitments on the terms and conditions described in the Debt Financing Commitments (including any flex provisions applicable thereto), including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions (including the flex provisions) contained therein or on other terms not materially less favorable, in the aggregate, to Parent (as determined in the reasonable judgment of Parent) and not in violation of this Section 5.15(a) (including clauses (A)-(C) below), (ii) satisfy (or, if deemed advisable by Parent, seek a waiver of) on a timely basis all conditions applicable to Parent, Merger Sub and Merger Sub I in the Debt Financing Commitments that are within its control and otherwise comply with its obligations thereunder and pay related fees and expenses on the Closing Date, (iii) maintain in effect the Debt Financing Commitments in accordance with the terms thereof (except for amendments and supplements not prohibited by this Section 5.15(a)) until the transactions contemplated by this Agreement are consummated or this Agreement is terminated in accordance with its terms, and (iv) enforce its rights under the Debt Financing Commitments in the event of a breach by any counterparty thereto that would reasonably be expected to materially impede or delay the Closing. Parent shall have the right from time to time to amend, supplement, amend and restate or modify the Debt Financing Commitments; provided, that any such amendment, supplement, amendment and restatement or other modification shall not, without the prior written consent of the Company (A) add new (or adversely modify any existing) conditions precedent to the Debt Financing as set forth in the Debt Financing Commitments as in effect on the date hereof, (B) reduce the aggregate amount of the Debt Financing Commitments (including by changing the amount of fees to be paid or original issue discount of the Debt Financing as set forth in the Debt Financing Commitments) in a manner that would adversely impact in any material respect the ability of Parent to consummate the Merger or that would otherwise be expected to delay or impede the Merger or (C) otherwise be reasonably expected to (I) prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement, (II) make the funding of the Debt Financing as set forth in the Debt Financing Commitments less likely to occur or (III) adversely impact the ability of Parent, Merger Sub or Merger Sub I to enforce their rights against the other parties to the Debt Financing Commitments or the definitive agreements with respect thereto. For the avoidance of doubt, but subject to the foregoing, Parent may amend, supplement, amend and restate, modify or replace the Debt Financing Commitments as in effect at the date hereof (x) to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitments as of the date of this Agreement or (y) to increase the amount of Indebtedness contemplated by the Debt Financing Commitments. For purposes of this Section 5.15, references to “Debt Financing” shall include the financing contemplated by the Debt Financing Commitments as permitted to be amended, supplemented or modified by this Section 5.15(a) (and, if applicable, shall include any Alternative Financing used to satisfy the obligations under this Agreement) and references to “Debt Financing

Commitments” shall include such documents as permitted to be amended or modified by this Section 5.15(a) (and, if applicable, shall include any commitments in respect of Alternative Financing). For the avoidance of doubt and subject to the foregoing, the syndication of the Debt Financing to the extent permitted by and conducted in accordance with the Debt Financing Commitments as in effect on the date hereof shall not be deemed to violate Parent’s obligations under this Agreement. Parent shall (X) give the Company prompt oral and written notice of any material breach or default by any party to the Debt Financing Commitments or any Alternative Financing, in each case of which Parent has become aware, and any purported termination or repudiation by any party of the Debt Financing Commitments or any Alternative Financing, in each case of which Parent has become aware, or upon receipt of written notice of any material dispute or disagreement between or among the parties to the Debt Financing Commitments or any Alternative Financing and (Y) otherwise keep the Company reasonably informed of the status of Parent’s efforts to arrange the Debt Financing upon Company’s reasonable request. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Financing Commitments, Parent shall use its reasonable best efforts to promptly arrange to obtain alternative financing (“Alternative Financing”) from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement; provided, that Parent shall use its reasonable best efforts to ensure that the terms of such Alternative Financing do not expand upon the conditions precedent or contingencies to the funding of the Debt Financing on the Closing Date as set forth in the Debt Commitment Letters in effect on the date of this Agreement or otherwise include terms (including any “flex” provisions) that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, “Marketing Period” shall mean the first period of 20 consecutive Business Days after the date hereof throughout and at the end of which (1) Parent shall have the Required Information (as defined below) and (2) the conditions set forth in Section 6.1 and Section 6.2 shall be satisfied or waived (other than those conditions that by their nature will not be satisfied until the Closing), and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.1 and Section 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 Business Day period; provided, that (v) such 20 consecutive Business Day period shall either end on or prior to August 15, 2014 or, if such 20 consecutive business day period has not ended on or prior to August 15, 2014, then such period shall commence no earlier than September 2, 2014; (w) none of November 26, 27 or 28, 2014, May 22 or 25, 2015 or July 3 or 6, 2015 shall constitute a business day in calculating the 20 consecutive business day period and (x) such 20 consecutive business day period shall either end on or prior to December 19, 2014 or, if such 20 consecutive business day period has not ended on or prior to December 19, 2014, then such period shall commence no earlier than January 5, 2015 (it being understood that any period covering the dates described in clause (w) shall be deemed consecutive for purposes of the foregoing); (y) the “Marketing Period” shall not be deemed to have commenced (A) if, prior to the completion of the Marketing Period, the Company’s independent auditors shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Information, or (B) if the financial statements included in the Required Information that are available to Parent on the first day of any such 20 Business Day period would not be sufficiently current on any day during such period to permit (x) a registration statement using such financial statements to be declared effective by the SEC on the last day of such period (it being understood that the foregoing shall not require the

Required Information to comply at any time with Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, or to include Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or other information customarily excluded from a Rule 144A offering memorandum, including subsidiary financial statements) and (y) the Company’s independent auditors to issue a customary comfort letter (in accordance with its normal practices and procedures) or (C) the Required Information during such time period contains any untrue statement of material fact or omits to state any material fact necessary in order to make the statements contained therein not misleading, and (z) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated.

(b) Prior to the Closing, the Company shall, and shall cause its Subsidiaries, and shall use its reasonable best efforts to cause its and their respective Representatives, to provide to Parent, Merger Sub and Merger Sub I and the Debt Financing Sources all cooperation reasonably requested by Parent or the Debt Financing Sources that is necessary, proper or advisable in connection with the Debt Financing (which term shall include, solely for purposes of this Section 5.15(b), the New Notes) (provided that such requested cooperation shall not unreasonably interfere with the business or operations of the Company and its Subsidiaries), including, without limiting the generality of the foregoing:

(i) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and members of senior management and Representatives of the Company), presentations, road shows, due diligence and drafting sessions and sessions with prospective Debt Financing Sources, investors (including prospective investors in the New Notes) and rating agencies,

(ii) assisting with the preparation of customary materials (including reasonable assistance with Parent’s preparation of pro forma financial information and pro forma financial statements) for rating agency presentations, offering documents, private placement memoranda (including under Rule 144A under the Securities Act), bank information memoranda, business projections, lender and investor presentations, prospectuses and similar documents required in connection with the Debt Financing and the New Notes, including execution and delivery of customary representation letters in connection with bank information memoranda,

(iii) as promptly as reasonably practical, furnishing Parent with (A) all historical financial information regarding the Company and its Subsidiaries reasonably requested by Parent in order to consummate the Debt Financing, including audited consolidated balance sheets and related consolidated statements of income and cash flows of the Company and its subsidiaries for the last three fiscal years ended at least 90 days prior to the Closing Date and unaudited consolidated balance sheets and related consolidated statements of income and cash flows of the Company and its Subsidiaries for each fiscal quarter of the Company (other than the fourth fiscal quarter) ended after December 31, 2013 and at least 45 days prior to the Closing Date and including historical financial information to be used by Parent to prepare a pro forma consolidated balance sheet of Parent as of the end of the fiscal quarter ended March 31, 2014 and each ensuing fiscal quarter or fiscal year of Parent after the date hereof (limited in the case of fiscal quarters after the fiscal quarter ended June 30, 2014 to those ended at least 45 days prior to the Closing Date and in the case of fiscal years to those ended at least 90 days prior to the Closing Date) and related consolidated pro forma statements of income and cash flows of Parent for the prior twelve month period ending on the relevant fiscal quarter or year-end; provided that the Required Information shall not include (1) subsidiary financial statements required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or other information customarily excluded from a Rule 144A offering memorandum or (2) any post-Closing or pro forma financial information, including post-Closing or pro forma cost savings, synergies, capitalization, ownership, or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing (all such information in this clause (iii)(A), the “Required Information”) and (B) using reasonable best efforts to promptly provide Parent and the Financing Sources and their respective agents with such other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent to prepare customary bank information memoranda, lender presentations, offering memoranda and private placement memoranda (including under Rule 144A under the Securities Act and subject to customary exceptions for offerings under Rule 144A and private placements) including such other information and data as are otherwise reasonably necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (A), and other materials in connection with a syndicated bank financing or other debt offering in connection with such Debt Financing and the New Notes (including information reasonably requested by Parent so as to permit Parent to prepare the forecasts contemplated by the Commitment Letter) (it being understood that the Company will have no obligation to (1) prepare subsidiary financial statements required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or (2) without limiting the Company’s obligation under subsection (b)(ii) above to reasonably assist Parent in Parent’s preparation of pro forma financial statements, including providing any reasonably requested historical financial information, prepare any post-Closing or pro forma financial information),

(iv) using reasonable best efforts to assist Parent in obtaining accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the Company and its Subsidiaries,

(v) using reasonable best efforts to, if requested by Parent, facilitate the obtaining of appraisals, surveys, title insurance and other documentation and items required by the Debt Financing Commitments and relating to the Company and its Subsidiaries,

(vi) facilitating the execution and delivery, as of the Effective Time (and, for the avoidance of doubt, not prior thereto), of any definitive financing documents by the Company and its Subsidiaries, including any credit or purchase agreements, guarantees, pledge agreements, security agreements, mortgages, deeds of trust and other security documents or other certificates, documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Debt Financing as may be reasonably requested by Parent in connection with the Debt Financing and otherwise reasonably facilitating the pledging of collateral (including cooperation in connection with the pay-off or redemption of existing Indebtedness (including any Indebtedness under the Existing Company Credit Facilities and the Existing Company Notes) and the release of related Liens), and the replacement or backing of any outstanding letter of credit maintained or provided by the Company or its Subsidiaries effective as of the Closing Date,

(vii) using reasonable best efforts to obtain waivers, consents, estoppels and approvals in connection with the Debt Financing from other parties to material leases, encumbrances and contracts to which the Company or any Subsidiary of the Company is a party and to arrange discussions among Parent, Merger Sub, Merger Sub I and their Debt Financing Sources with other parties to material leases, encumbrances and contracts, and

(viii) taking all corporate actions necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof, to be made available to Parent on the Closing Date to consummate the Merger.

Regardless of whether the Closing shall occur, Parent shall (i) indemnify and hold harmless the Company and its Subsidiaries and their Affiliates from and against any liability or obligation suffered or incurred by them in connection with the arrangement of the Debt Financing or the Alternative Financing or the Repurchase and any information utilized in connection therewith (other than historical information relating to the Company and its Subsidiaries provided by the Company in writing specifically for use in the Debt Financing offering documents or in any documentation related to the Repurchase) and (ii) promptly upon the Company’s request, reimburse the Company for all documented and reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company, its Subsidiaries and their Affiliates in connection with the cooperation contemplated by this Section 5.15, in each case, other than to the extent any of the foregoing arise from the willful misconduct of the Company, any of its Subsidiaries, or their respective affiliates and representatives. Notwithstanding the foregoing, (1) neither the Company nor its Subsidiaries shall be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing, other than resolutions or consents of the Subsidiaries (but not of the Company) adopted at the Closing, and (2) no obligation of the Company or any Subsidiary thereof under any certificate, document or instrument (other than the customary representation letters referred to above) executed pursuant to the foregoing shall be effective until the Closing. If the Company at any point believes that it has delivered the Required Information in accordance with this Section 5.15(b), it may deliver to Parent a written notice to such effect, in which case the Company shall be deemed to have delivered the Required Information unless Parent shall provide to the Company within five (5) Business Days a written notice describing in reasonable detail the information constituting Required Information that the Company has not delivered. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries.

(c) Parent may make a change of control offer prior to the Closing Date to repurchase all outstanding Existing Company Notes on the Closing Date pursuant to and in accordance with the terms of the Indentures (the “Repurchase”) and in accordance with applicable law. Each of the Company and Parent shall use commercially reasonable efforts to cooperate with each other in connection with the Repurchase (provided that such assistance shall not unreasonably interfere with the business or operations of the Company and its Subsidiaries). Parent shall send notice of the offer to repurchase the Existing Company Notes in accordance with the terms of the Indentures in form and substance reasonably satisfactory to the Company, on a date on or after the date of termination or expiration of all waiting periods applicable to the Merger under the HSR Act, it being understood and agreed that such offer to Repurchase shall be made contingent on the occurrence of the Closing.

Section 5.16 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part under applicable Law and the rules and policies of the NYSE to enable the delisting by the Ultimate Surviving Entity of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.17 Post-Closing Employee Benefits.

(a) From the Effective Time and through December 31, 2015 (the “Continuation Period”), Parent will provide, or will cause its applicable Subsidiary to provide, each employee of the Company and its Subsidiaries who continues employment with Parent or any Subsidiary of Parent (each such employee, a “Continuing Employee”) (i) 401(k) matching contributions that are no less favorable to the Continuing Employee than those in effect immediately prior to the Effective Time, and (ii) medical benefits (including the in-network doctors that are available under the Company Plans as in effect immediately prior to the Effective Time) that are no less favorable to the Continuing Employee than those in effect immediately prior to the Effective Time. Except as set forth in the following sentence, Parent will use commercially reasonable efforts, to the extent permitted by the terms of the applicable employee benefit plans, programs and policies, provide Continuing Employees with credit for all service with the Company or its Subsidiaries as if such service were with Parent and its Subsidiaries for purposes of determining eligibility, vesting, levels of benefits and benefit accrual under Parent’s employee benefit and compensation plans to the same extent that such service was credited under a comparable plan of the Company or its Subsidiaries. Outside the U.S., Continuing Employees shall be given credit for service with the Company or its Subsidiaries solely as required by applicable law. Unused vacation days accrued by Continuing Employees under the plans and policies of the Company and its Subsidiaries shall carry over to Parent or the Ultimate Surviving Entity. This Section 5.17(a) shall not operate to duplicate any benefit provided to any employee, require Parent to continue in effect any specific Company Plan or Parent employee benefit plan, or prohibit the termination of any specific employee, following the Effective Time. Other than as specified above in this Section 5.17(a), Parent’s present intention is to provide comparable compensation and employee benefit programs to Continuing Employees from the Effective Time through the Continuation Period; provided that such programs shall be adjusted as Parent deems necessary.

(b) From and after the Effective Time, and without limiting the generality of Section 5.17(a), with respect to any health plan (which, for the avoidance of doubt, includes medical, dental, vision and prescription drug) of Parent and its Subsidiaries in which such Continuing Employee is eligible to participate for the plan year in which such Continuing Employee is first eligible to participate, Parent shall use commercially reasonable efforts to, or shall cause its applicable Subsidiary to, (i) cause any pre-existing condition limitations or eligibility waiting periods under such Parent or Subsidiary plan to be waived with respect to such Continuing Employee to the extent such limitation would have been waived or satisfied under the Company Plan in which such Continuing Employee participated immediately prior to the Effective Time, and (ii) recognize any healthcare expenses incurred by such Continuing Employee in the year that includes the Effective Time (or, if later, the year in which such Continuing Employee is first eligible to participate in the Parent or Subsidiary health plan) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health plan of Parent or its Subsidiaries.

(c) Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of Parent, the Company or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them. This Section 5.17 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.17, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.17.

Section 5.18 Tax Certificates. Each of the Company, Parent, Merger Sub and Merger Sub I hereby agrees to deliver certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable counsel to deliver the tax opinions required by Section 6.2(f) and Section 6.3(d), which certificates shall be effective as of the date of such tax opinions.

Section 5.19 Governance Matters. Parent shall take all necessary action to cause, effective as of the Effective Time, two (2persons (the “Continuing Directors”) who were members of the Company Board immediately prior to the Effective Time to be elected to the Parent Board, with each Continuing Director to be elected to a different class on the Parent Board. The Chairman and Chief Executive Officer of the Company and the Lead Independent Director of the Company Board, on the one hand, and the Chairman of the Nominating, Governance and Risk Committee of the Parent Board, the Lead Independent Director of the Parent Board and the Chief Executive Officer of Parent on the other hand shall meet within 45 days of the date of this Agreement to develop mutually agreed qualifications for the Continuing Directors. The election of any such Continuing Directors shall be subject to the approval and related processes of Parent’s Nominating, Governance and Risk Committee.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. (i) The Company Stockholder Approval shall have been obtained in accordance with Delaware law and the Company’s organizational documents and (ii) the Parent Stockholder Approval shall have been obtained in accordance with Delaware law and Parent’s organizational documents.

(b) HSR Act; Competition Acts. (i) Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated, (ii) the Canada Competition Act Clearance shall have been received, and (iii) approval under the Ireland Competition Act shall have been received or the applicable waiting period shall have expired without the Competition Authority of Ireland having made a determination.

(c) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger.

(d) NYSE Listing. The shares of Parent Common Stock issuable to the stockholders of the Company as provided for in Article II shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2 Conditions to the Obligations of Parent, Merger Sub and Merger Sub I. The obligation of Parent, Merger Sub and Merger Sub I to effect the Mergers is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.1(a) [Organization] solely with respect to the Company and its Significant Subsidiaries, Section 3.4 [Authority], clause (ii) of the last sentence of Section 3.6(a) [SEC Reports], the first two sentences of Section 3.8 [Certain Information], Section 3.9(b) [Absence of Certain Changes or Events], Section 3.20 [State Takeover Statutes] and Section 3.21 [No Rights Plan] shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the representations and warranties in Section 3.2(a) and (b) with respect to the Company and its capital stock [Capitalization] shall be true and correct of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for de minimis inaccuracies; (iii) each of the representations and warranties in Section 3.2(c) and the second sentence of Section 3.12(d) [Equity Award Vesting] shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date in all material respects, and (iv) each of the remaining representations and warranties of the Company set forth in this Agreement that are qualified as to materiality or Material Adverse Effect (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct (disregarding all materiality and Material Adverse

Effect qualifications contained therein), in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of this clause (iv) only as has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

(d) Governmental Consents. Each of Parent and Merger Sub shall have obtained any and all consents or approvals of any Governmental Entity required to be obtained in connection with the transactions contemplated by this Agreement (other than any applicable consents, approvals or clearances under the HSR Act, the Canada Competition Act, the Ireland Competition Act, or any other applicable Antitrust Laws, which shall be governed by Section 6.1(b)), which approvals shall have been granted without any limitation, restriction or condition that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (after giving effect to the Merger and the other transactions contemplated by this Agreement).

(e) Absence of Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

(f) Tax Opinion. Parent shall have received an opinion from Gibson, Dunn & Crutcher LLP, counsel to Parent, to the effect that the Merger and the Second Merger, taken together will qualify as a “reorganization” under Section 368(a) of the Code.

Section 6.3 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent, Merger Sub and Merger Sub I set forth in Section 4.1(a) [Organization] with respect to Parent, Merger Sub, Merger Sub I and Parent’s Significant Subsidiaries, Section 4.4 [Authority], clause (ii) of the last sentence of Section 4.6(a) [SEC Reports], the first two sentences of Section 4.8 [Certain Information], and Section 4.9(b) [Absence of Certain Changes or Events] shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the representations and warranties of Parent, Merger Sub and Merger I set forth in the first four sentences of Section 4.2 [Capitalization] shall be true and correct (except for any de minimis inaccuracy) as of the date of this Agreement and as of the Close Date as if made as of the Closing Date (except to the extent such representation and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) each of the remaining representations and warranties of Parent, Merger Sub and Merger Sub I set forth in this Agreement that are qualified as to materiality or Material Adverse Effect (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct (disregarding all materiality and Material Adverse Effect qualifications contained therein), in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of this clause (iii) only as has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Performance of Obligations of Parent, Merger Sub and Merger Sub I. Parent, Merger Sub and Merger Sub I shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

(d) Tax Opinion. The Company shall have received an opinion from Wachtell, Lipton, Rosen & Katz, counsel to the Company, to the effect that the Merger and the Second Merger, taken together will qualify as a “reorganization” under Section 368(a) of the Code.

Section 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub, or Merger Sub I or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or Parent Stockholder Approval has been obtained (except as otherwise noted below) (with any termination by Parent also being an effective termination by Merger Sub and Merger Sub I):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before April 11, 2015 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Merger to be consummated by the Outside Date; provided further, that if as of the Outside Date, all of the conditions precedent to Closing other than the condition set forth in Section 6.1(b) or Section 6.1(c) (and other than those conditions that by their terms are to be satisfied at the Closing or on the Closing Date) shall have been satisfied as of the Outside Date, then either Parent or the Company may unilaterally extend the Outside Date until July 11, 2015 upon written notice to the other by the original Outside Date, in which case the Outside Date shall be deemed for all purposes to be July 11, 2015 (the “Termination Date”);

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable or any Governmental Entity shall have finally and non-appealably declined to grant any approvals of any Governmental Entity the receipt of which is necessary to satisfy the condition set forth in Section 6.2(d); provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.6;

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or

(iv) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Parent Stock Issuance was taken;

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a material breach of Section 5.2(a) or Section 5.4(b), as to which Section 7.1(c)(ii)(C) will apply), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent, Merger Sub or Merger Sub I is then in material breach of any of its covenants or agreements set forth in this Agreement such that Section 6.3(a) or Section 6.3(b) would not be satisfied;

(ii) if (A) a Company Adverse Recommendation Change shall have occurred, (B) the Company shall have failed to publicly reaffirm its recommendation for the Merger within ten (10) Business Days after the date a Company Acquisition Proposal or any material modification thereto is first announced, distributed or disseminated to the Company’s stockholders upon a request to do so by Parent, (C) the Company shall have materially breached or failed to perform in any material respect any of its obligations set forth in Section 5.2(a) or Section 5.4(b), or (D) the Company or the Company Board (or any committee thereof) shall have formally resolved or publicly authorized or proposed to take any of the foregoing actions; or

(iii) at any time prior to obtaining the Parent Stockholder Approval, in order to accept a Parent Superior Proposal in accordance with Section 5.3(c); provided that Parent shall have (A) simultaneously with such termination entered into the associated Parent Alternative Acquisition Agreement, (B) otherwise complied with all provisions of Section 5.3(c), including the notice provisions thereof, and (C) paid any amounts due pursuant to Section 7.3(c).

(d) by the Company:

(i) if Parent, Merger Sub or Merger Sub I shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a material breach of Section 5.3(a) or Section 5.4(d), as to which Section 7.1(d)(ii)(C) will apply), or if any representation or warranty of Parent, Merger Sub or Merger Sub I shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to Parent of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement such that Section 6.2(a) or Section 6.2(b) would not be satisfied;

(ii) if (A) a Parent Adverse Recommendation Change shall have occurred, (B) Parent shall have failed to publicly reaffirm its recommendation for the Merger within ten (10) Business Days after the date a Parent Acquisition Proposal or any material modification thereto is first announced, distributed or disseminated to Parent’s stockholders upon a request to do so by the Company, (C) Parent shall have materially breached or failed to perform in any material respect any of its obligations set forth in Section 5.3(a) or Section 5.4(d), or (D) Parent or the Parent Board (or any committee thereof) shall have formally resolved or publicly authorized or proposed to take any of the foregoing actions; or

(iii) at any time prior to obtaining the Company Stockholder Approval, in order to accept a Company Superior Proposal in accordance with Section 5.2(c); provided, that the Company shall have (A) simultaneously with such termination entered into the associated Company Alternative Acquisition Agreement, (B) otherwise complied with all provisions of Section 5.2(c), including the notice provisions thereof, and (C) paid any amounts due pursuant to Section 7.3(b); or

(iv) if (A) Parent or Merger Sub fails to consummate the Merger by the date required by Section 1.2 because of a failure to receive the proceeds from the Debt Financing (including any Alternative Financing), (B) all of the conditions set forth in Section 6.1 and Section 6.2 would be satisfied at the time of such termination if the Closing were held at the time of such termination, and (C) the Company stood ready, willing and able to consummate the Merger on the date required by Section 1.2 at the time of termination.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other party.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub, Merger Sub I or the Company, provided, that:

(a) the Confidentiality Agreement and the provisions of Section 3.29 and Section 4.19 (Brokers), Section 5.13 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (No Third Party Beneficiaries), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction; Limitation on Suits Against Parent Parties and Debt Financing Sources); Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.12 (Severability), Section 8.13 (Waiver of Jury Trial) and Section 8.16 (No Presumption Against Drafting Party) and the indemnification provisions of Section 5.15(b) (Financing) shall survive the termination hereof;

(b) the Company or Parent, as applicable, may have liability as provided in Section 7.3; and

(c) subject to Section 7.3(g) (including the limitation on liability set forth therein), no such termination shall relieve any party from any liability or damages resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3 or Section 5.15(b) [Financing], all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Joint Proxy Statement, and all filing and other fees paid to the SEC, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Parent and the Company.

(b) In the event that:

(i) (A) a Company Acquisition Proposal (whether or not conditional) or intention to make a Company Acquisition Proposal (whether or not conditional) is made directly to the Company’s stockholders or is otherwise publicly disclosed (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) [Outside Date] or Section 7.1(b)(iii) [Company Requisite Vote] or by Parent pursuant to Section 7.1(c)(i) [Company Breach], and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Company Acquisition Proposal, or recommends or submits a Company Acquisition Proposal to its stockholders for adoption, or a transaction in respect of any Company Acquisition Proposal is consummated, which, in each case, need not be the same

Company Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) [Company Adverse Recommendation Change; Breach of Company Non-Solicit]; or

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii) [Company Superior Proposal];

then, in any such event, the Company shall pay to Parent a fee of $140 million (the “Termination Fee”) less the amount of any Expense Reimbursement previously paid to Parent (if any) pursuant to Section 7.3(d), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion; provided, that the payment by the Company of the Termination Fee pursuant to this Section 7.3 shall not relieve the Company from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or for fraud and shall not limit or otherwise affect Parent’s rights to specific performance as provided in Section 8.10 or such party’s rights as set forth in Section 7.2 or Section 8.6.

(c) In the event that:

(i) (A) a Parent Acquisition Proposal (whether or not conditional) or intention to make a Parent Acquisition Proposal (whether or not conditional) for Parent is made directly to Parent’s stockholders or is otherwise publicly disclosed, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iv) [Parent Requisite Vote], and (C) within 12 months after the date of such termination, Parent enters into an agreement in respect of any Parent Acquisition Proposal, or recommends or submits a Parent Acquisition Proposal to its stockholders for adoption, or a transaction in respect of any Parent Acquisition Proposal is consummated, which, in each case, need not be the same Parent Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “20%” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “50%”);

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) [Parent Adverse Recommendation Change; Breach of Parent Non-Solicit];

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(iii) [Superior Proposal]; or

(iv) this Agreement is terminated by the Company pursuant to Section 7.1(d)(iv) [Financing Failure];

then, (A) in the case of a termination by reasons of clauses (i), (ii) or (iii) above, Parent shall pay the Company the Termination Fee less the amount of any Expense Reimbursement previously paid to the Company (if any) pursuant to Section 7.3(d) and (B) in the case of a termination by reason of clause (iv) above only, Parent shall pay the Company $240 million (the “Financing Failure Fee”)], it being understood that in no event shall Parent be required to pay the

Termination Fee or Financing Failure Fee, as applicable, on more than one occasion; provided, that the payment by Parent of the Termination Fee or Financing Failure Fee, as applicable, pursuant to this Section 7.3 shall not relieve Parent from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud and shall not, except as expressly set forth in Section 8.10, limit or otherwise affect the Company’s rights to specific performance as provided in Section 8.10 or the Company’s rights as set forth in Section 7.2 or Section 8.6.

(d) In the event that this Agreement is terminated (x) by Parent pursuant to Section 7.1(c)(i) [Company Breach] under circumstances in which the Termination Fee is not then payable pursuant to Section 7.3(b)(i) or (y) by the Company pursuant to Section 7.1(d)(i) [Parent Breach] under circumstances in which the Termination Fee is not payable pursuant to Section 7.3(c)(i), then the non-terminating party shall reimburse the terminating party and its Affiliates for all of their reasonable, documented out-of-pocket fees and expenses (including all reasonable, documented fees and expenses of its Representatives) incurred by the terminating party or on its behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Expense Reimbursement”), up to a maximum amount of $40 million; provided, that the payment by the Company or Parent, as applicable, of the Expense Reimbursement pursuant to this Section 7.3(d), (i) shall not relieve the Company or Parent, as applicable, of any subsequent obligation to pay the Termination Fee pursuant to Section 7.3(b) or 7.3(c), except to the extent indicated in such Section and (ii) shall not relieve the Company or Parent, as applicable, from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud and shall not limit or otherwise affect Parent’s or the Company’s rights to specific performance as provided in Section 8.10 or Parent’s or the Company’s rights as set forth in Section 7.2 or Section 8.6.

(e) Payment of the Termination Fee or Financing Failure Fee, as applicable, shall be made by wire transfer of same day funds to the accounts designated by the party entitled to receive such Termination Fee or Financing Failure Fee, as applicable, (i) on the earliest of the execution of a definitive agreement with respect to, submission to the stockholders of, or consummation of, any transaction contemplated by a Company Acquisition Proposal or Parent Acquisition Proposal, as applicable, in the case of a Termination Fee payable pursuant to Section 7.3(b)(i) or 7.3(c)(i), as applicable, (ii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Termination Fee payable pursuant to Section 7.3(b)(ii) or 7.3(c)(ii), as applicable, (iii) simultaneously with, and as a condition to the effectiveness of, termination, in the case of a Termination Fee payable pursuant to Section 7.3(b)(iii) or 7.3(c)(iii), as applicable, or (iv) as promptly as practicable after termination of this Agreement by the Company (and in any event within two (2) Business Days thereof) in the case of a Financing Failure Fee payable pursuant to Section 7.3(c)(iv). Payment of the Expense Reimbursement to the terminating party shall be made by wire transfer of same day funds to the accounts designated by the terminating party within two (2) Business Days after the terminating party notifies the non-terminating party of the amounts thereof.

(f) The Company and Parent each acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and the Company would not enter into this Agreement. Accordingly, if the Company or Parent, as applicable fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the owed party commences a suit that results in a judgment against the owing party for the amounts set forth in this Section 7.3, the owing party shall pay to the owed party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. Each of the parties hereto acknowledges that each of the Expense Reimbursement, the Termination Fee and the Financing Failure Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate a party in the circumstances in which such Expense Reimbursement, the Termination Fee or the Financing Failure Fee is due and payable, as the case may be, which amount would otherwise be impossible to calculate with precision.

(g) Notwithstanding anything to the contrary in this Agreement:

(i) (1) none of the Parent Parties or Debt Financing Sources (in each case except Parent, Merger Sub or Merger Sub I or any of their Subsidiaries) shall have any liability to the Company, any of its Affiliates or any of their respective Representatives (including without limitation their direct or indirect stockholders), and (2) none of the Company, any of its Affiliates or any of their respective Representatives (including, without limitation, their direct or indirect stockholders) shall have any liability to the Debt Financing Sources or any of their Affiliates (except Parent, Merger Sub or Merger Sub I or any of their Subsidiaries), in each case for any claim for any loss suffered as a result of any breach or termination of this Agreement, the Debt Financing Commitments or the Debt Financings (including any willful and material breach), or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise.

(ii) without limiting the right of the Company to seek specific performance solely in accordance with Section 8.10, the maximum aggregate liability of Parent, Merger Sub and Merger Sub I for any loss suffered as a result of any breach of this Agreement, the Debt Financing Commitments or the Debt Financing (except for any willful and material breach or fraud), or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, shall be limited to $140 million plus any amounts payable under Section 7.3(f) (inclusive of the Termination Fee and Expense Reimbursement, as applicable); provided, however, that solely in the event of a termination of this Agreement by the Company pursuant to Section 7.1(d)(iv) such amount shall be $240 million plus any amounts payable under Section 7.3(f) (inclusive of the Financing Failure Fee); and

(iii) without limiting the right of Parent to seek specific performance in accordance with Section 8.10, the maximum aggregate liability of the Company for any loss suffered as a result of any breach of this Agreement, the Debt Financing Commitments or the

Debt Financing (except for any willful and material breach or fraud), or the failure of the Merger or any other transaction contemplated hereby or thereby to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, shall be limited to $140 million plus any amounts payable under Section 7.3(f) (inclusive of the Termination Fee and the Expense Reimbursement, as applicable).

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. Notwithstanding anything to the contrary contained herein, Section 7.2, Section 7.3(g), Section 8.1, Section 8.6(b), Section 8.7, Section 8.8, Section 8.9 and Section 8.13 and this Section 7.4 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 7.2, Section 7.3(g), Section 8.1, Section 8.6(b), Section 8.7, Section 8.8, Section 8.9 and Section 8.13 and this Section 7.4) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval or Parent Stockholder Approval, as applicable, has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub, Merger Sub I, the Surviving Corporation or the Ultimate Surviving Entity, to:

AECOM Technology Corporation

555 South Flower Street, Suite 3700

Los Angeles, California 90071

Attention: Matthew Clark; David Gan

Facsimile: (213) 593-8730

E-mail: Matt.Clark@aecom.com; David.Gan@aecom.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

2029 Century Park East

40th Floor

Los Angeles, CA 90067

Attention: Jonathan K. Layne

Facsimile: (310) 552-7053

E-mail: jlayne@gibsondunn.com

(ii) if to Company, to:

URS Corporation

600 Montgomery Street, 26th Floor

San Francisco, California 94111-2728

Attention: Joseph E. Masters, Esq.

Facsimile: (415) 834-1506

E-mail: joseph.masters@urs.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David E. Shapiro; Marshall Shaffer

Facsimile: (212) 403-2314; (212) 403-2368

E-mail: DEShapiro@wlrk.com; MPShaffer@wlrk.com

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed.

(c) “Code” means the Internal Revenue Code of 1986, as amended.

(d) “Canada Competition Act Clearance” means (a) the issuance of an Advance Ruling Certificate; (b) Parent and the Company have given the notice required under section 114 of the Canada Competition Act with respect to the transactions contemplated by this Agreement, and the applicable waiting period under section 123 of the Canada Competition Act has expired or has been terminated in accordance with the Competition Act; or (c) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Canada Competition Act; and in the case of (b) or (c), Parent has been advised in writing by the Commissioner that he does not, at such time, intend to make an application under section 92 of the Canada Competition Act in respect of the transactions contemplated by this Agreement (“no-action letter”).

(e) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(f) “Debt Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Debt Financing Commitments and any joinder agreements or credit agreements (including the definitive agreements executed in connection with the Debt Financing Commitments) relating thereto.

(g) “Election Award Shares” means shares of Company Common Stock subject to Vesting PBRSUs, shares of Company Common Stock subject to Vesting TBRSUs, shares of Vesting PB Restricted Stock, shares of Vesting TB Restricted Stock and shares of Company Deferred Stock.

(h) “Existing Company Credit Facilities” means the credit facilities pursuant to that certain Credit Agreement among Company, certain subsidiaries of the Company, and the financial institutions party thereto dated as of October 19, 2011 (as amended by the First Amendment thereto dated as of May 23, 2013 and the Second Amendment thereto dated as of December 19, 2013).

(i) “Existing Company Notes” means, collectively, the 3.850% Senior Notes due 2017 issued pursuant to the First Supplemental Indenture and the 5.000% Senior Notes due 2022, issued pursuant to the Second Supplemental Indenture.

(j) “First Supplemental Indenture” means by the First Supplemental Indenture dated as of March 15, 2012, among the Company, URS Fox US LP, the additional guarantor parties thereto and U.S. Bank National Association.

(k) “Government Bid” means any offer made by the Company or any of its Affiliates (including its Subsidiaries) prior to the Closing Date which, if accepted, would result in a Government Contract.

(l) “Government Contract” means any Contract arising out of the operation of the business of the Company and its Subsidiaries, including any teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter agreement or other similar arrangement of any kind, between the Company or any of its Subsidiaries on the one hand, and (i) the U.S. Government, (ii) any prime contractor to the United States Government in its capacity as a prime contractor, or (iii) any subcontractor with respect to any Contract described in clause (i) or clause (ii) above, on the other hand. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

(m) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person under installment sale contracts and (v) all guarantees of any Indebtedness of any other Person.

(n) “Indentures” means, collectively, the Indenture dated as of March 15, among the Company, URS Fox US LP and U.S. Bank National Association, as supplemented by each of the First Supplemental Indenture and the Second Supplemental Indenture.

(o) “Knowledge” of (1) the Company means the actual knowledge of the officers listed on Section 8.3 of the Company Disclosure Letter and (2) Parent means the actual knowledge of the officers listed on Section 8.3 of the Parent Disclosure Letter.

(p) “Parent Parties” means collectively, (i) Parent, Merger Sub, Merger Sub I, the Debt Financing Sources and any of their respective current, former or future Affiliates and (ii) the current, former or future directors, officers, general or limited partners, shareholders, members, managers, controlling persons, employees, representatives or agents if any of the Persons listed in the foregoing clause (i).

(q) “Permitted Liens” means (A) Permitted Encumbrances, (B) purchase-money Liens and Liens incurred in connection with any capitalized lease in the ordinary course of business, (C) pledges or deposits in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other social security legislation, (D) statutory Liens arising by operation of Law with respect to a liability incurred in the ordinary course of business on a basis consistent with past practice not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established therefor, and (E) transfer restrictions imposed by applicable securities laws.

(r) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust or other entity or organization, including any Governmental Entity.

(s) “Second Supplemental Indenture” means the Second Supplemental Indenture dated as of March 15, 2012, among the Company, URS Fox U.S. LP, the additional guarantor parties thereto and U.S. Bank National Association.

(t) “Significant Joint Venture” means each unconsolidated joint venture of a Person and its Subsidiaries which, as of the date hereof, had equity income greater than $5 million during such joint venture’s 2013 fiscal year and each consolidated joint venture of a Person and its Subsidiaries which, as of the date hereof, had revenues over $50 million during such joint venture’s 2013 fiscal year.

(u) “Significant Subsidiary” means each “significant subsidiary” (other than any such subsidiary which is not more than 50% owned by a Person) of a Person within the meaning of Rule 1-02(w) of Regulation S-X of the SEC.

(v) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person; provided, that any joint venture which is otherwise a “Subsidiary” of a Person pursuant to the foregoing definition, other than Significant Joint Ventures, shall only be considered a Subsidiary of any Person in this Agreement for purposes of the definition of “Material Adverse Effect”, and for purposes of Section 5.9 and 5.17.

(w) “Tax” means (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, escheat or unclaimed property, windfall profits, customs duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

(x) “Tax Return” means any and all returns, declarations, reports, statements, information statements, elections, claims for refund, amendments, schedules, attachments and other documents filed or required to be filed with a Governmental Entity with respect to Taxes.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

(b) Notwithstanding the foregoing clause (a), (i) following the Effective Time, the provisions of Section 5.9 shall be enforceable as provided in Section 5.9(e) thereof, (ii) the provisions of Section 7.3(g) shall be enforceable against the Company, its Affiliates and each of their respective Representatives, including, without limitation, their direct or indirect stockholders by each of the Parent Parties and the Debt Financing Source and its successors and assigns, and (iii) the provisions of Section 7.4, this Section 8.6 and Section 8.7, 8.8, 8.9, 8.10 and 8.13 shall be enforceable against all parties to this Agreement by each Debt Financing Source and its successors and assigns.

(c) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware; provided that, notwithstanding the foregoing, all disputes or controversies arising out of or relating to the Debt Financing Commitments, the Debt Financing or the transactions contemplated thereby, other than any determinations thereunder as to (i) the accuracy of any representations and warranties made by or on behalf of the Company and its Subsidiaries in this Agreement and whether as a result of any inaccuracy thereof the Parent or any of its Subsidiaries that is a party to this Agreement can terminate its obligations under this Agreement or not consummate the Merger, (ii) the determination of whether the Merger has been consummated in accordance with the terms of this Agreement and (iii) the interpretation of the definition of “Material Adverse Effect” and whether a Material Adverse Effect has occurred (each of (i) through (iii) shall be governed by the internal laws of the State of Delaware), shall be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York.

Section 8.8 Submission to Jurisdiction; Limitations on Suits Against Parent Parties and Debt Financing Sources.

(a) Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b) Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Parent Parties or Debt Financing Sources (other than Parent, Merger Sub or Merger Sub I) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing Commitments or the definitive agreements executed in connection therewith or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Parent, Merger Sub and Merger Sub I may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to (a) Parent or any of its Affiliates at any time, in which case all references herein to Parent, Merger Sub or Merger Sub I shall be deemed references to such other Affiliate, except that all representations and warranties made herein with respect to Parent, Merger Sub or Merger Sub I as of the date of this Agreement shall be deemed to be representations and warranties made with respect to such other Affiliate as of the date of such assignment or (b) after the Effective Time, any Person; provided further that Parent, Merger Sub and Merger Sub I may assign all or a portion of their respective rights hereunder to any Debt Financing Source, including, without limitation, any agent or other representative thereof, as collateral security for obligations thereto in respect of the Debt Financing, including any refinancings, extensions, refundings or renewals thereof without the consent of Company, but any such assignment shall not relieve Parent, Merger Sub and Merger Sub I of their respective obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 7.1 and subject to Section 8.10(b), the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

(b) Notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to specifically enforce the respective obligations of Parent, Merger Sub or Merger Sub I, to conduct the Closing or cause the Merger to be consummated if the Debt Financing or, if applicable, any Alternative Financing, is not available in an amount sufficient to permit Parent to consummate the Merger on the date that would otherwise have been the Closing Date (it being understood that the Company shall, prior to the termination of this Agreement, be entitled to seek specific performance of Parent’s obligations in Section 5.15 of this Agreement to seek to obtain the Debt Financing or Alternative Financing).

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING COMMITMENTS, THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 8.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.15 Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.16 No Presumption Against Drafting Party. Each of Parent, Merger Sub, Merger Sub I and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective authorized persons or officers thereunto duly authorized.

AECOM TECHNOLOGY CORPORATION

By:	/s/ Michael S. Burke
Name: Michael S. Burke
Title: President and Chief Executive Officer

ACM MOUNTAIN I, LLC

By:	/s/ David Y. Gan
Name: David Y. Gan
Title: Authorized Person

ACM MOUNTAIN II, LLC

By:	/s/ David Y. Gan
Name: David Y. Gan
Title: Authorized Person

URS CORPORATION

By:	/s/ H. Thomas Hicks
Name: H. Thomas Hicks
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Merger Agreement]

EXHIBIT A

FORM OF CERTIFICATE OF FORMATION OF

THE ULTIMATE SURVIVING ENTITY

AMENDED AND RESTATED CERTIFICATE OF FORMATION

OF

[ULTIMATE SURVIVING ENTITY]

(FORMERLY ACM MOUNTAIN II, LLC)

[—], 2014

This Amended and Restated Certificate of Formation of [—] (the “Company”) is being duly executed and filed, in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.) (the “DLLCA”), by the undersigned, as an authorized person, to amend and restate in its entirety that certain Certificate of Formation of the Company, executed and filed with the Secretary of State of the State of Delaware on July 3, 2014, by which the Company was formed as a limited liability company under the DLLCA. The undersigned, desiring to amend the Certificate of Formation of the Company, pursuant to the DLLCA, does hereby certify as follows:

FIRST. The original name of the Company was “ACM Mountain II, LLC”.

SECOND. The entire Certificate of Formation of the Company is amended to read in full as follows:

1.	The name of the limited liability company is “[—]” (the “Company”).

2.	The address of the registered office of the Company in the State of Delaware is c/o Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

3.	The name and address of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Formation as of the date first written above.

By:
Name:
Title:	Authorized Person

[Signature Page to Amended and Restated Certificate of Formation of [—] (Formerly ACM Mountain II, LLC)]

EXHIBIT B

FORM OF LIMITED LIABILITY COMPANY AGREEMENT OF THE ULTIMATE

SURVIVING ENTITY

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

[ULTIMATE SURVIVING ENTITY]

(FORMERLY ACM MOUNTAIN II, LLC)

This Amended and Restated Limited Liability Company Agreement (this “Agreement”) of [—], a Delaware limited liability company (the “Company”), dated as of [—], 2014, is entered into by AECOM Technology Corporation, a Delaware corporation (the “Member”).

R E C I T A L S:

A. The Company was previously formed pursuant to the execution and filing of the Certificate of Formation of ACM Mountain II, LLC with the Secretary of State of the State of Delaware on July 3, 2014 pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended from time to time (the “Act”).

B. The Member, as the sole member of the Company, previously entered into that certain limited liability company agreement of the Company, dated as of July 3, 2014 (the “Original Agreement”).

C. In connection with the Merger Agreement (as defined below), an authorized person of the Company executed and filed an Amended and Restated Certificate of Formation with the office of the Secretary of State of the State of Delaware on the date hereof, for the purpose of, among other things, changing the Company’s name from ACM Mountain II, LLC to [—].

D. To, among other things, reflect the Company’s name change, the Member desires to amend and restate the Original Agreement in its entirety on the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the Member and the Company hereby agree as follows:

1. Name. The name of the Company is “[—]”.

2. Purpose. The Company has been formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is: (a) to engage in any lawful act or activity for which limited liability companies may be formed under the Act; and (b) to engage in any and all activities necessary or incidental to the foregoing.

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3. Registered Office. The address of the registered office of the Company in the State of Delaware is c/o Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

4. Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

5. Member. The name and the business address of the Member is as follows:

AECOM Technology Corporation

555 South Flower Street, Suite 3700

Los Angeles, CA 90071-2300

6. Powers. The business and affairs of the Company shall be managed by the Member. The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Delaware.

7. Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (a) the written consent of the Member; (b) the distribution of all of the Company’s assets; or (c) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

8. Capital Contributions. The Member has contributed or will contribute 100% of the capital of the Company.

9. Nature of Interests. The Member is the sole owner of the Company. Except as otherwise required by law, the following shall apply for federal tax purposes and for relevant state tax purposes, but only for such purposes: (a) in accordance with Treasury regulations Section 301.7701-3(b)(1)(ii), the Company shall be disregarded as an entity separate from such owner; (b) all items of income, gain, loss, deduction and credit of the Company shall be treated as recognized directly by such owner; and (c) the assets and liabilities of the Company shall be treated as the assets and liabilities of such owner.

10. Allocation of Profits and Losses. The Company’s profits and losses shall be allocated to the Member.

11. Distributions. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member.

12. Exculpation; Indemnification.

a.	The liability of the Member to the Company is eliminated or limited to the fullest extent permitted under the Act, and the Member shall have no liability to the Company except as expressly required by the Act. The Member shall be indemnified to the fullest extent permitted under the Act.

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b.	Pursuant to and strictly in accordance with Section 5.9 of that certain Agreement and Plan of Merger, dated as of July 11, 2014, by and among the Member, ACM Mountain I, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of the Member, the Company and URS Corporation, a Delaware corporation (the “Merger Agreement”), the Company hereby assumes and agrees to perform all rights to indemnification, advancement of expenses and exculpation of liabilities existing in favor of the Indemnified Parties (as defined in the Merger Agreement) for acts or omissions occurring prior to the Second Effective Time (as defined in the Merger Agreement).

13. Amendment. This Agreement may be amended from time to time with the prior written consent of the Member and the Company.

14. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, all rights and remedies being governed by said laws.

14 Creditors Not Benefited. Nothing contained in this Agreement is intended or shall be deemed to benefit any creditor of the Company, and no creditor of the Company shall be entitled to require the Company or the Member to solicit or accept any capital contribution for the Company or to enforce any right which the Company may have against the Member under this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Amended and Restated Limited Liability Company Agreement on the date first written above.

MEMBER:

AECOM TECHNOLOGY CORPORATION

By:
Name:
Title:

[Signature Page to A&R LLC Agreement of [—] (Formerly ACM Mountain II, LLC)]